


SEC MAIL PROCESSING
RECEIVED
MAY - 3 2010
WASH. D.C.
193
SECTION

bSQUARE

The Mobile & Embedded Systems Experts

Annual Report and Proxy 2009

www.bsquare.com

May 4, 2010

Dear Fellow Shareholders,

2009 was very challenging for Bsquare and for the technology industry overall. It was a year of retrenchment and preparation for future growth as we executed on a number of initiatives that we believe will position us for success as economic conditions improve. The markets that we serve are marked by constant change – new technologies are constantly introduced and adopted by our customers and competitors; these in turn enable new applications and uses, and the cycle continues. Throughout its history, Bsquare has been able to adapt to these changes and continue to grow and the initiatives we are undertaking today are designed to enable us to adapt even faster. We believe that in spite of our struggles in 2009, we have remained focused on the fundamentals of controlling our costs of doing business while listening to our customers, understanding their needs and delivering a quality set of products and services to make them successful.

Bsquare has built a set of products and services that are unique in the industry today. There are very few companies that can assist customers in every phase of their device development the way that Bsquare can. We can provide our customers products and services for every phase of their device projects from initial planning, detailed design and implementation, intellectual property (IP), full QA services and testing tools, product testing and certification, production hand off and support and ongoing software lifecycle management. From the beginning to end of a project we can offer our customers valuable IP and services to help them speed their products to market. We intend to continue to grow this suite of IP and services to encompass an even wider range of operating systems, applications and technologies.

Despite the challenges in 2009, we did make progress on several strategic initiatives during the year:

- We completed the majority of the work on our Texas Instruments initiatives. You'll remember we struck a strategic agreement with TI in late 2008 to create the Windows CE and Windows Mobile BSP's for TI's OMAP 3 processor family. In return, we receive payments from TI and other customers as well as preferred customer access. The bulk of the remaining TI work was completed in the first quarter of 2010, and we are starting to recognize revenue from this initiative.
- We made good progress with the TestQuest product roadmap, releasing several new versions of the product that were based on feedback from our customers. We believe that our TestQuest revenue shortfall in 2009 was mainly due to economic and internal sales execution issues. We moved aggressively to fix the sales issues during the year, and believe that our results will improve as economic conditions improve in 2010.
- We solidified our position as a leading systems integrator into the automotive infotainment space through our work with Ford and other automakers and OEM's. We expect that our services automotive practice will deliver a large portion of our service revenue in 2010 and beyond.
- We became the first authorized Microsoft Windows Mobile distributor in the world. Through this agreement, Microsoft is instructing all but the largest Windows Mobile customers to purchase support and Windows Mobile licenses through Bsquare. This agreement increases the number of potential Windows Mobile licensees, expands Bsquare's access to these customers and, we believe, will result in incremental licensing revenue and the cross-sale of other Bsquare products and especially services to these new customers.

Despite the progress on these initiatives, we are not satisfied with our overall performance in 2009. We finished the year with an overall net loss of $2.7 million which was our first annual net loss since 2006. The majority of this loss was driven by overruns on our contract with the Ford Motor Company, although poor sales of our TestQuest product line and our TI investment also contributed to the loss. We are working diligently to reverse these losses and get our company back to profitability, and we have a number of initiatives planned in 2010 to deliver on this goal:

- Our sales efforts lost momentum in 2009 and therefore we moved quickly in early 2010 to bring in new sales leadership and revamp our sales organization.
- We are organizing vertical market initiatives around the Mobile and automotive market sectors. We have created sector managers inside the company who are responsible for defining and owning vertical solutions consisting of all the products and services that we sell today, as well as new products and services to be developed or acquired to fill out our vertical solutions.
- We are looking to augment our offshore services capacity to more aggressively compete for business worldwide.
- We are formulating a strategic relationship with our largest customer, Ford, to ensure a mutually successful business model in 2010 and beyond.

It appears to us that overall economic conditions are showing signs of improvement, and we believe that Bsquare is well positioned to take advantage of the improvement and return to profitability. Our mission is to create great product and service solutions that are valuable to our customers. We believe that by pursuing this mission, we can grow our shareholder value.

We wish to thank our shareholders for their continued interest in Bsquare. We especially want to thank our employees for the hard work, dedication and the innovation that they bring to Bsquare.

Best Regards,



Brian T. Crowley
President and CEO



Elliott H. Jurgensen, Jr.
Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-27687

BSQUARE CORPORATION
(Exact name of registrant as specified in its charter)

Washington	**91-1650880**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

110 110th Avenue NE, Suite 200, Bellevue, Washington 98004
(Address of principal executive offices)

Registrant's telephone number, including area code: (425) 519-5900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2009 was approximately $21,369,000 based on the closing price of $2.97 per share of the registrant's common stock as listed on the NASDAQ Global Market.

The number of shares of common stock outstanding as of February 28, 2010: 10,168,339

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be delivered to shareholders in connection with the annual meeting of shareholders to be held on June 3, 2010 are incorporated by reference into Part III of this Annual Report on Form 10-K.

BSQUARE CORPORATION

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including any information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, ("the Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, ("the Exchange Act"). In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology, which when used are meant to signify the statement as forward-looking. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and situations that are difficult to predict and that may cause our own, or our industry's actual results, to be materially different from the future results that are expressed or implied by these statements. Accordingly, actual results may differ materially from those anticipated or expressed in such statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

- the development of the smart device market and our ability to address its opportunities and challenges;
- the adoption of Windows CE, Windows XP Embedded, Windows Mobile, Android, Linux and other operating systems that our services support as the systems of choice for many device hardware and software vendors;
- our ability to deliver on our current project from the Ford Motor Company ("Ford"), and the potential for new projects and work from Ford;
- our business plan and our strategy for implementing our plan;
- our ability to expand, and capitalize on our strategic relationships with silicon vendors and other hardware and software vendors;
- our ability to maintain our relationship with Microsoft Corporation ("Microsoft") and expectations related to our distribution of Windows Mobile and other Microsoft embedded operating systems;
- our ability to address challenges and opportunities in the international marketplace;
- our ability to develop our technology and expand our proprietary software and service offerings;
- our ability to integrate our acquisition of assets from TestQuest, Inc. ("TestQuest") and to monetize the products from this acquisition;
- the effect of auction-rate securities on our liquidity and capital resources;
- our anticipated working capital needs and capital expenditure requirements, including our ability to meet our anticipated cash needs.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in this and other reports or documents that we file from time to time with the Securities and Exchange Commission ("SEC").

BUSINESS

Overview

As used in this Annual Report on Form 10-K, "we," "us", "our" and "the Company" refer to BSQUARE Corporation. We provide software and engineering services to companies that develop smart devices and to companies that assist others in developing smart devices. A smart device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™. However, as a result of several acquisitions, coupled with our strategic intent to broaden our market focus, we also provide software and engineering services to customers developing devices utilizing other operating systems such as Android, Linux and Symbian.

We have been providing software and engineering services to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs"), and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software and engineering services for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software and engineering services we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

We were incorporated in the State of Washington in July 1994. Our principal office is located at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, and our telephone number is (425) 519-5900.

Industry Background

The increasing opportunity for connectivity and exchange of data, information or multimedia content is driving demand for easy-to-use, cost-effective and customizable methods of electronic communication. Although the personal computer ("PC") has been the traditional means of electronically connecting suppliers, partners, customers and consumers, the benefits of "smart devices" have led to their rapid adoption as a new class of powerful technology.

Smart devices are particularly attractive because they are often less expensive than desktop and laptop computers; have adaptable configurations, including size, weight and shape; and are able to support a variety of customized applications and user interfaces that can be designed for specific tasks. These devices also are typically compatible with existing business information systems.

The smart device industry is characterized by a wide variety of hardware configurations and end-user applications, often designed to address a specific vertical market. To accommodate these diverse characteristics in a cost-effective manner, OEMs and ODMs require operating systems that can be integrated with a diverse set of smart devices and can support an expanding range of industry-specific functionality, content and applications. The Microsoft Windows family of embedded operating systems—specifically Windows CE, XP Embedded and Windows Mobile—helps satisfy these requirements because it leverages the existing industry-wide base of Microsoft Windows developers and technology standards, can be customized to operate across a variety of smart devices and integrate with existing information systems, offers Internet connectivity, and reduces systems requirements compared to traditional PC operating systems.

The smart device marketplace is being influenced by the following factors:

- Growing demand by business professionals and consumers for converged mobile devices, which combine telephony, data (such as email and internet browsing), multimedia and location awareness, is driving new sophisticated smart device designs by our OEM and ODM customers;
- The ubiquity of cellular and WLAN wireless networks is driving rapid adoption of smart devices that leverage broadband and high-speed wireless data networks, including Internet Protocol ("IP") set-top boxes, voice-over-IP ("VoIP") phones, residential gateways, and home networking solutions linking smart devices with PCs;
- The baseline expectation for device functionality continues to grow. Users of smart devices expect to be able to access email and the Internet, synchronize their devices with corporate data sources and deploy multiple applications on their devices;
- The adoption of a new generation of devices, such as the Apple iPhone and the Motorola Droid, has increased demand for high-performance, multimedia capable devices that are able to access, share and play audio, video and application content located on remote computers;
- Security is becoming an increasingly important concern as devices are able to access networks and store sensitive information locally such as email, spreadsheets and other documents. Users are demanding that these types of information be protected in the same ways they are protected on the desktop;
- Higher bandwidth networks coupled with larger displays and increased processing power found on new devices means that more multimedia content will be available to devices—increasing demand for digital rights management, content management and related technologies; and
- Increases in device complexity driven by rising user expectations of functionality, complex device interactions with wireless networks and updated versions of embedded operating systems and silicon processors, all of which are driving OEMs and ODMs to continually refresh and update their device designs.

Software and Service Solutions for Smart Device Makers

Our customers include world class OEMs and ODMs, enterprises, SVs and peripheral vendors which are developing smart devices or assisting others in doing so. Representative customer relationships in 2009 included:

- Ford, who has engaged us to assist in the development of their next-generation SYNC technology;
- The Coca-Cola Company ("Coca-Cola"), who has engaged us to work on their next generation drink dispensing machine;
- Microsoft, who has engaged us to assist in software and hardware development on various projects including their Microsoft Auto platform;
- Several companies, including Motorola and several Asia device manufacturers, licensed our SDIO Hx technology for inclusion in their products;
- SVs, including Texas Instruments, Freescale and Intel, to develop software for their next-generation processors; and
- Leading smart phone manufacturers and enterprises, including Research in Motion Limited ("RIM"), Ford, SanDisk Corporation, Qualcomm Inc., Google Inc., Federal Express Corporation and Motorola Inc., licensed our TestQuest automated testing tools.

The software we deliver to our customers takes three forms. The first is our own proprietary software products, the second is best-of-class third-party software products and the last is custom software delivered through engineering services. Also, due to the complexity of embedded software, the integration of our own proprietary software and/or third-party software products on customers' devices often involves providing engineering services to our customers to accomplish integration, customization and/or optimization. Our goal is to increase the breadth and depth of our software product and engineering service offerings to smart device customers to enhance our position as an overall solutions provider.

Third-Party Software Products

We have multiple license and distribution agreements with third-party software vendors. Our ability to resell these third-party software products, whether stand-alone or in conjunction with our own proprietary software and engineering service offerings, provides our customers with a significant solution source for their smart device project needs. Our third-party software offerings include the following:

- We are a Microsoft authorized Value-Added Provider ("VAP") of Windows Embedded operating systems and toolkits for Windows CE, Windows XP/NT Embedded, Windows XP Professional with Embedded Restrictions, Windows Server with Embedded Restrictions, Windows XP Embedded for Point of Sale and Microsoft "Classic" operating systems with Embedded restrictions, including DOS and Windows 98/2000/ME/NT. We are authorized to sell Windows Embedded operating systems in North America, including Mexico. Slightly more than 44% of our total revenue in 2009 was generated through the sale of Microsoft Embedded operating systems;
- We have been a Microsoft authorized VAP of Windows Mobile operating systems which became effective in November 2009. Along with Windows Mobile operating systems, we also now have the ability to sell the Microsoft's Office Mobile and several other products along with Windows Mobile. We did not generate any revenue from the sales of Windows Mobile operating systems, or related products, in 2009;
- We are an authorized distributor for Adobe Flash Lite technology. We have the right to distribute Adobe Flash Lite licenses to OEMs and ODMs and others worldwide;
- We are an authorized distributor of McAfee's Embedded Security product to OEMs in North America; and
- We sub-license and resell other third-party software such as Datalight Inc.'s FlashFX and Reliance products.

Proprietary Software Products

Our proprietary software offerings include:

- CountDown—CountDown is a software testing automation tool that provides customers with a complete test solution that brings together everything necessary to test smart devices including tools to create and manage test cases, a platform that allows teams to collaborate on test development, an execution environment that enables tests to be executed on the smart device and capture results, and a reporting tool that allows customers to analyze test results. We acquired this product from TestQuest in November 2008;
- TestQuest Pro—TestQuest Pro is the original TestQuest test automation tool. TestQuest Pro is widely used to test embedded systems, including digital entertainment, telecom/datacom, military/aerospace and medical devices, as well as automation systems for industry, retail, offices, buildings and homes. We acquired this product from TestQuest in November 2008;
- SDIO Hx—SDIO (Secure Digital Input Output) is an industry standard format that allows very small form-factor peripheral and memory cards to be used with smart devices. Our SDIO solutions have become the industry standard software development kit used by customers who are creating SDIO solutions for smart devices running Microsoft Windows CE and Windows Mobile operating systems;

- SchemaBSP—Our SchemaBSP tool reduces customer development efforts. SchemaBSP offers a revolutionary three-step process that, when used in conjunction with Microsoft Platform Builder, reduces Windows CE board bring-up time by up to 40%. Once a BSP is created with SchemaBSP, the architecture of the tool enables code reuse across multiple product lines, easy BSP updates when new hardware features are added and quick migration to new versions of Windows CE; and
- TI Windows CE BSP—We worked with Texas Instruments to create the standard Board Support Package (BSP) for the TI OMAP 35XX and 37XX family of processors which is used in a variety of mobile and embedded device designs.

Software revenue for the last two fiscal years was as follows (in thousands):

	2009	2008
Software revenue:		
Third-party software	$32,374	$35,442
Proprietary software	4,156	3,076
Total software revenue	$36,530	$38,518
Software revenue as a percentage of total revenue	57%	59%
Third-party software revenue as a percentage of total software revenue	89%	92%

The sale of Microsoft Embedded operating systems (e.g. Windows CE) and related products accounted for substantially all of our historical third-party software revenue.

Engineering Service Offerings

Our service offerings include:

- Software and hardware design and development services;
- Platform development systems integration;
- Radio Interface Layer ("RIL") development and testing;
- Application, middleware and multimedia software development;
- Adobe Flash Lite Player porting and Flash User Interface development;
- Quality assurance and testing services;
- Hardware design, prototype and product development services;
- Device solution strategy consulting;
- Mechanical and ID design services;
- Technical support;
- Implementation services; and
- Training.

Traditionally, our engineering services have focused on customers building or deploying devices utilizing some form of Windows Embedded or Windows Mobile operating system. However, our intent is to increasingly provide engineering services to customers building or deploying devices utilizing non-Microsoft operating systems.

Customers utilize our engineering services due to our extensive experience developing new devices and because of our deep experience with Windows Embedded and Windows Mobile operating systems. We believe that engaging BSQUARE on a new device design typically results in shorter development cycles and reduced time-to-market, lower overall costs to complete projects, and product robustness and features, which a customer may have been unable to achieve through other means.

Service revenue for the last two fiscal years was as follows (in thousands):

	2009	2008
Total service revenue	$27,849	$27,239
Service revenue as a percentage of total revenue	43%	41%

Strategy

Our strategy is to continue to enhance our position as a leading provider of smart device software and services, ultimately becoming a go-to solutions provider for our customers and potential customers. To advance this strategy, we intend to continue focusing on the following areas:

- We will expand our proprietary product portfolio that we license to our customers, thereby allowing us to generate additional revenue, particularly higher margin, more defensible revenue, through which we will have increasing opportunity to sell engineering services and third-party software products. We believe that the continuing complexity and demands of device development will require our customers to seek out partners that are able to provide more complete device software solutions that can be quickly customized and brought to market. During 2009, we focused on building Windows CE and Windows Mobile BSPs and testing products in support of the Texas Instruments OMAP processor family; we continued the expansion of the features and functionality of our automated testing tools, namelyTestQuest Pro and CountDown; and we also worked to create a new line of DevKit 3G reference designs that are designed to make it very easy for our customers to add 3G radio connectivity to their products;
- We will work to expand the number of customers licensing Adobe Flash Lite technology from us;
- We will continue to expand our product and service offerings around the CountDown and TestQuest Pro products, and around non-Microsoft operating systems, such as the Google Android operating system;
- We intend to leverage the significant number of customers gained through the sale of Microsoft Embedded operating systems by selling these customers additional software and service offerings. In 2009, we sold Microsoft Embedded operating systems to over 780 unique customers;
- We will focus on increasing revenue and profits from international markets.; and
- We will seek and execute on acquisition and partnership opportunities that contribute to the strategy outlined above. For example, in November 2008 we acquired the automated testing tools, TestQuest Pro and Countdown, which contributed to an expansion of our proprietary product portfolio.

Relationship with Microsoft and Impact on our Smart Device Solutions Business

We have a long-standing relationship with Microsoft and this relationship is critical to the continuing success of our business. Our credentials as a Microsoft partner include:

- We are one of Microsoft's largest distributors of embedded operating systems (e.g. Windows CE) worldwide although our territory is limited to North America and a few other countries in the Americas;
- We recently became (November 2009) a distributor for Microsoft's Windows Mobile operating systems on a worldwide basis;

- We are a Windows Embedded Gold-level Systems Integrator;
- We are a Microsoft Gold Certified Partner in Microsoft's general partner program;
- We were the Microsoft Enterprise Partner of the Year for 2009;
- We were the Microsoft Systems Integrator of the Year for 2008;
- We were the Microsoft Distributor of the Year for 2008;
- We are a developer and provider of Microsoft Official Curriculum Training for Windows CE and Windows XP Embedded;
- We are a Microsoft Auto training partner;
- We are a leading systems integrator for Microsoft's Windows Mobile device development projects;
- We are a Preferred Provider of Visual Tools for Microsoft;
- We are a Gold-level member of Microsoft's Third-Party Tools Provider Program; and
- We have been engaged by Microsoft on various service engagements.

We work closely with Microsoft executives, developers, product managers and sales personnel. We leverage these relationships in a variety of ways, including:

- We gain early access to new Microsoft embedded software and other technologies;
- We are able to leverage co-marketing resources from Microsoft, including market development funds, to support our own marketing and sales efforts;
- We participate in Microsoft-sponsored trade shows, seminars, and other events;
- We receive sales leads from Microsoft;
- We receive rebates based upon predefined objectives; and
- We participate in Windows Embedded and Windows Mobile design reviews, enabling early access to product roadmap information wherein we provide important technical and customer feedback.

See Item 1A, "Risk Factors," for more information regarding our relationship with Microsoft.

Customers

Customers of our software and engineering service offerings include leading OEMs, ODMs, SVs, peripheral vendors, and other enterprises seeking to leverage the software we provide them, be it our own proprietary software, third-party software or customer software developed via our engineering services, to develop high-quality, full-featured smart devices that meet the requirements of numerous end-markets. Representative customers include Ford, Hon Hai Corporation, Micros Systems, Inc., Microsoft Corporation, Motorola, Inc., Qualcomm Inc., Inc., Coca-Cola, RIM, and Motorola Inc. Ford accounted for $14.9million, or 23%, of total revenue in 2009. No other customer accounted for 10% or more of total revenue in 2009.

Sales and Marketing

We market our software and engineering services predominantly through our direct sales and sales support organization located primarily in the United States and Taiwan, and with a minor presence in Japan, China, India and the United Kingdom. The vast majority of our sales and marketing personnel are located in the United States. Historically, we have not made significant use of resellers, channel partners, representative agents or other indirect channels. As a result of the acquisition of assets from TestQuest, we expect to utilize resellers and channel partners to a greater degree with respect to the TestQuest products we acquired.

Key elements of our sales and marketing strategy include direct marketing, trade shows, event marketing, public relations, customer and strategic alliance partner co-marketing programs and a comprehensive website. We rely significantly on lead referral and other marketing support programs from strategic partners, particularly Microsoft.

Research and Development

Our research and development personnel are responsible for the design, development and release of our proprietary software products, the majority of whom are currently focused on our TestQuest automated testing tools. Members of our research and development staff work closely with our sales and marketing departments, as well as with our customers and potential customers, to better understand market needs and requirements. We perform our research and development primarily utilizing engineering staff located in the United States.

Competition

The market for embedded software and services is extremely competitive. We face competition from the following:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Intrinsyc, Adeneo, Teleca and Wipro;
- ODMs, particularly those in Taiwan, which have added or are adding software development capabilities to their offerings;
- Contract manufacturers, which are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Arrow and Avnet.

As we develop and bring to market new product and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

International Operations

During 2009, our international operations outside of North America consisted principally of operations in Taipei, Taiwan. We have a limited sales and/or support presence in the United Kingdom, Japan, China and India. We also have a partner in India that provides contract engineering services. Because our OEM Distribution Agreement with Microsoft restricts our sale of Microsoft Embedded operating systems (e.g. Windows CE) to North America, including Mexico, the majority of our revenue has been historically generated from that region.

In 2009, revenue generated from customers located outside of North America was 5% of total revenue compared to 8% in 2008. However, with the signing of a new OEM Distribution Agreement in November 2009, under which we are licensed to sell Windows Mobile operating systems on a worldwide basis, we expect the amount of international revenue and activity to increase in 2010.

See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information regarding our international operations.

Personnel

The following highlights the total number of employees by area:

	December 31,	
	2009	2008
Engineering Services	130	134
Research and Product Development	23	35
Sales, Marketing and Administrative	67	63
Total	220	232

As of December 31, 2009, we were utilizing the services of 55 contractors, almost all of whom were involved with engineering services, compared to 65 at December 31, 2008. Of the total headcount of 275 at December 31, 2009, 221 were located in North America, 34 were located in Taiwan and 16 were located in India with the remainder located in China, Japan and the United Kingdom. As conditions necessitate, engineering service employees perform research and development activities and vice versa.

Intellectual Property and Other Proprietary Rights

Our intellectual property is critical to our success. In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and through contractual arrangements. However, we cannot be certain that our efforts will be effective to prevent the misappropriation of our intellectual property, or to prevent the development and design by others of products or technologies similar to, or competitive with those developed by us.

Additionally, because a significant portion of our revenue relates to the sale of third-party software products, we also rely on our partners, particularly Microsoft, to appropriately protect their own intellectual property.

We currently have eight issued patents and three pending patents in the United States, and we have a number of registered trademarks in various jurisdictions. We will continue to pursue appropriate protections for our intellectual property.

See Item 1A, "Risk Factors," for more information regarding our intellectual property and other proprietary rights.

Available Information

We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You also may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information we file electronically with the SEC at *http://www.sec.gov*.

Our Internet website is located at www.bsquare.com. We make available free of charge through the investor relations section of our website, under "SEC Filings," all our filings, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC.

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of January 31, 2010:

Name	Age	Position
Donald B. Bibeault	68	Director
Brian T. Crowley	49	President and Chief Executive Officer, Director
Elwood D. Howse, Jr	70	Director
Elliott H. Jurgensen, Jr	65	Chairman of the Board
Scot E. Land	55	Director
William D. Savoy	45	Director
Kendra A. VanderMeulen	58	Director
Carey E. Butler	55	Vice President, Professional Engineering Services
Rajesh Khera	40	Vice President, Products
Scott C. Mahan	45	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer
Mark E. McMillan	47	Vice President, Worldwide Sales and Marketing

Donald B. Bibeault has been a director since July 2003 and served as our Chairman of the Board until October 31, 2008. His current term of office as a director expires at the 2011 Annual Meeting of Shareholders. Mr. Bibeault is currently President of Bibeault & Associates, Inc., a turnaround-consulting firm, a position he has held since 1975. During that period, Mr. Bibeault has served as chairman, chief executive officer, or chief operating officer of numerous corporations, including Pacific States Steel, PLM International, Best Pipe and Steel, Inc., Ironstone Group, Inc., American National Petroleum, Inc., Tyler-Dawson Supply and Iron Oak Supply Corporation. He has also served as special turnaround advisor to the CEOs of Silicon Graphics Inc., Varity Corporation and Bank of America among others. In 2005, Mr. Bibeault was given the first ever Lifetime Achievement Award by the Association of Certified Turnaround Professionals (ACTP). He has been a member of the Board of Overseers of Columbia Business School, a trustee of Golden Gate University, a member of the University of Rhode Island Business Advisory Board, and a member of the Board of Visitors of Golden Gate University Law School. Mr. Bibeault received a B.S. in electrical engineering from the University of Rhode Island, an M.B.A. from Columbia University and a PhD from Golden Gate University. He is also a recipient of a Doctor of Laws degree (honoris causa) from Golden Gate University Law School. Donald Bibeault was commissioned through ROTC and served on active duty in the U.S. Army Combat Engineers during the Vietnam War.

Brian T. Crowley has been our President and Chief Executive Officer since July 2003. His current term of office as a director expires at the 2011 Annual Meeting of Shareholders. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a market leader in enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the Washington Technology Industry Association (WTIA). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University.

Elwood D. Howse, Jr. has been a director of BSQUARE since November 2002. His current term of office as a director expires at the 2012 Annual Meeting of Shareholders. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm formed in 1977. Mr. Howse also participated in the founding of Cable, Howse and Ragen, an investment banking and stock brokerage firm, today owned by Wells Fargo and known as Ragen MacKenzie. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Formotus, Inc., OrthoLogic Corporation (dba Capstone Therapeutics), and not-for profits Junior Achievement USA and Junior Achievement of Washington. He has served on a number of other corporate boards in the past. Mr. Howse received both a B.S. in engineering and an M.B.A. from Stanford University and served in the U.S. Navy submarine force.

Elliott H. Jurgensen, Jr. has been a director of BSQUARE since January 2003 and has served as the Chairman of the Board since October 31, 2008. His term of office as a director expires at the 2010 Annual Meeting of Shareholders. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as an audit partner. During his career he held a number of leadership roles, including Managing Partner of the Bellevue, Washington office of KPMG from 1982 to 1991, and Managing Partner of the Seattle, Washington office of KPMG from 1993 to 2002. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., Isilon Systems, Inc., and Varolii Corporation. Mr. Jurgensen has a B.S. in accounting from San Jose State University.

Scot E. Land has been a director of BSQUARE since February 1998. His term of office as a director expires at the 2010 Annual Meeting of Shareholders. From 2006 to 2009 Mr. Land served as founder and Executive Vice President for Veratect During 2006, Mr. Land served as Executive Director, Program on Technology Commercialization, University of Washington. Prior to joining the faculty of the University of Washington, Mr. Land was a Managing Director of Cascadia Capital LLC. Mr. Land was a founder and Managing Director of Encompass Ventures from September 1997 to July 2005, a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, a wholly owned subsidiary of GE founded by Mr. Land in October 1988, which designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of several privately held companies.

William D. Savoy has been a director of BSQUARE since May 2004. His current term of office as a director expires at at the 2012 Annual Meeting of Shareholders. Between 2004 and 2007, Mr. Savoy consulted with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as President of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as President of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as President and Chief Executive Officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its Chief Financial Officer from August 1988 to June 1989. He is also a director of Drugstore.com, where he is a member of the audit committee and chairman of the compensation committee. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College.

Kendra A. VanderMeulen has been a director at BSQUARE since March 2005. Her term of office as a director expires at the 2010 Annual Meeting of Shareholders. Ms. VanderMeulen is currently the President of the Seattle

Christian Foundation. She recently served as Executive Vice President, Mobile at InfoSpace, and is an active board member or advisor to a variety of companies in the wireless Internet arena, including Perlego Systems, Inc. and Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications) in 1994 to lead the formation of the wireless data division. Prior to McCaw Cellular Communications, Ms. VanderMeulen served as Chief Operating Officer and President of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a B.S. in mathematics from Marietta College and an M.S. in computer science from Ohio State University. She is the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T.

Carey E. Butler has been our Vice President, Professional Engineering Services since November 2003 and directs development teams located in North America and India. From 2002 to 2003, Ms. Butler served as Western Region Area Manager at Information Builders, a business intelligence software and services company. From 2000 to 2001, Ms. Butler was Vice President at Aris Corporation, a professional services company, and from 1996 to 2000 was Partner at BDO Seidman, LLP, a public accounting and management consulting firm. From 1990 to 1996, Ms. Butler was Principal of Performance Computing, Inc., a technology consulting company, subsequently sold to BDO Seidman. From 1982 to 1990, Ms. Butler was Vice President of Operations, Sales and Marketing of Mytec, Inc., a value-added reseller of turnkey financial systems. Ms. Butler holds a B.A. in business, quantitative methods (computer science) from the University of Washington.

Rajesh Khera has been Vice President, Products since October 2007. He is responsible for managing BSQUARE's current product lines and for developing and driving new product strategy and execution. From 2004 to 2007, Mr. Khera was Director of Mobile Solutions at RealNetworks, Inc. where he managed global business strategy for media delivery solutions, services and products. While at RealNetworks, he helped build a media delivery service business from the ground up. Mr. Khera has also held various management roles at VeriSign from 2002 to 2003 and at Microsoft from 1993 to 2001. Mr. Khera was Vice President of Engineering & Marketing at Ensoftek, a technology startup, from 2001 to 2002 and worked at Lizard Tech, a digital image and document technology company, as a Director of Product Management from 2003 to 2004. Mr. Khera holds a Bachelor of Computer Engineering from Maulana Azad National Institute of Technology in Bhopal, India, a Masters in Computer Science from Virginia Tech in Blacksburg, VA, and an M.B.A. from the University of Chicago.

Scott C. Mahan has been our Vice President, Finance, Chief Financial Officer, Vice President, Operations, Secretary and Treasurer since January 2004. From October 2003 to December 2003, Mr. Mahan served as a consultant to BSQUARE. From February 2003 to July 2003, Mr. Mahan served as the Interim Chief Financial Officer and Head of Business & Corporate Development at Cranium, Inc., a games manufacturer. From March 2002 to November 2002, Mr. Mahan served as Chief Operating Officer at Xylo, Inc., a company that provides human resource technology and services to Fortune 1000 companies, and from June 1998 to December 2001 as Chief Financial Officer and Vice President, Administration at Qpass, Inc, a provider of billing serves to wireless carriers. From September 1996 to May 1998, Mr. Mahan served as Director of Finance at Sequel Technology Corporation, a company that delivered licensed software for the network traffic monitoring market. From August 1994 to August 1996, Mr. Mahan was Controller of Spry, Inc., an Internet software company and Internet service provider. Prior to that, Mr. Mahan was the Assistant Corporate Controller at Paccar Inc. from August 1993 to July 1994 and was an Audit Manager at Ernst & Young LLP in Seattle where he was employed from July 1987 to August 1993. Mr. Mahan holds a B.S. in management from Tulane University.

Mark E. McMillan has been our Vice President, Worldwide Sales and Marketing since February 22, 2010. Prior to that, Mr. McMillan Lead the growth of several high tech companies serving as CEO or in senior sales capacities. From 2008 to 2010, Mr. McMillan was CEO and Founder of Global IPR Exchange Corp., an electronic exchange designed to provide liquidity to the transactional patent license market. From 2007 to 2008, he was Executive Vice President of World Wide Sales for Smith Microware, Inc. From 1999 to 2007, McMillan held various roles at Insignia Solutions, PLC, a public embedded software company specializing in embedded Java and mobile device management solutions, including Chief Executive Officer, President, Chief Operations Officer, Executive Vice President of Sales and Senior Vice President of Sales.

Item 1A. ***Risk Factors.***

As discussed under Item 1 of Part I, "Business—Forward-Looking Statements", our actual results could differ materially from those expressed in our forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results, cash flows and the trading price of our common stock could be materially adversely affected.

Microsoft-Related Risk Factors

Due to the fact that we have historically provided software and services to customers building devices utilizing Microsoft's Windows Embedded and Windows Mobile operating systems as well as the fact that a significant portion of our revenue is derived from the sale of Microsoft Embedded operating systems, Microsoft has a significant direct and indirect influence on our business. The following represent several Microsoft-related risk factors which may negatively impact our business and operating results.

If we do not maintain our OEM Distribution Agreement with Microsoft, our revenue would decrease and our business would be adversely affected.

We have an OEM Distribution Agreement for Software Products for Embedded Systems ("ODA") with Microsoft, which enables us to sell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba) and Mexico. Software sales under this agreement constitute a significant portion of our revenue. Our existing ODA was renewed by letter from Microsoft effective January 1, 2010, extending the ODA through June 30, 2010. We also entered into another distribution agreement (the "Winmo ODA") with Microsoft in November 2009 under which we are now licensed to sell Microsoft Windows Mobile operating systems to customers on a worldwide basis. The Winmo ODA is effective through October 31, 2011. We currently expect to generate a significant amount of revenue in 2010 through this new Wnmo ODA which will likely increase our overall dependence on Microsoft. If either or both of these agreements are terminated by Microsoft (including for convenience), or not renewed, our software revenue and resulting gross profit would decrease significantly and our operating results would be negatively impacted. Future renewals, if any, could be on less favorable terms, which could also negatively impact our business and operating results.

Effective September 1, 2008, Microsoft changed its pricing structure under the ODA, which it can do at any time, whereby Microsoft generally increased the price of software licenses we pay to Microsoft. Microsoft could change its pricing structure again and, unless we are able to either pass through price increases to our customers, or sign our customers to 12-month purchasing commitments, which lowers the price we pay to Microsoft, our revenue, gross profit and operating results would be negatively impacted. Further, Microsoft currently offers a rebate program in conjunction with our ODA activities in which we earn money for achieving certain predefined objectives. If Microsoft were to eliminate or negatively modify the rebate program, our gross profit and operating results would be negatively impacted. In 2009, we earned $709,000 in rebates.

Microsoft has audited our records under the ODA in the past and will likely do so again in the future, and any negative audit results could result in additional charges and/or the termination of the ODA.

There are provisions in the ODA that require us to maintain certain internal records and processes for royalty auditing and other reasons. Non-compliance with these and other requirements could result in the termination of the ODA. On January 22, 2010, Microsoft concluded an audit of our records pertaining to the ODA, which covered the period from October 2006 to September 2009. There were no material findings. A similar audit conducted in 2007 similarly produced no material findings and one in 2003 and 2004, covering a period of five years, resulted in a payment to Microsoft of $310,000. It is possible that future audits could result in additional charges.

If we do not maintain our favorable relationship with Microsoft, we will have difficulty marketing and selling our software and services and may not receive developer releases of Windows Embedded operating systems and Windows Mobile targeted platforms. As a result, our revenue and operating results could suffer.

We maintain a strategic marketing relationship with Microsoft. If our relationship with Microsoft deteriorates for any reason, including an increased focus by us on customers building devices utilizing non-Microsoft Embedded operating systems, our efforts to market and sell our software and services to OEMs and others could be adversely affected and our business could be harmed. Microsoft has significant influence over the development plans and buying decisions of OEMs and others utilizing Windows Embedded operating systems and Windows Mobile targeted platforms for smart devices and these targeted platforms are a significant focus for us. Microsoft provides customer referrals to us. Moreover, Microsoft controls the marketing campaigns related to its operating systems. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Windows Embedded operating systems and Windows Mobile targeted platforms and, consequently, to our sale of Windows-based software and services. We must maintain a favorable relationship with Microsoft to continue to participate in joint marketing activities with them, which includes participating in "partner pavilions" at trade shows, listing our services on Microsoft's website, and receiving customer referrals. In the event that we are unable to continue our joint marketing efforts with Microsoft, or fail to receive referrals from them, we would be required to devote significant additional resources and incur additional expenses to market our software products and services directly to potential customers. In addition, we depend on Microsoft for developer releases of new versions of, and upgrades to, Windows Embedded and Windows Mobile software in order to facilitate timely development and delivery of our own software and services. If we are unable to maintain our favorable relationship with Microsoft, our revenue could decline and/or our costs could increase thereby negatively impacting our operating results.

Unexpected delays or announcement of delays by Microsoft of Windows Embedded operating systems and Windows Mobile targeted platforms product releases could adversely affect our revenue and operating results.

Unexpected delays or announcement of delays in Microsoft's delivery schedule for new versions of its Windows Embedded operating systems and Windows Mobile targeted platforms could cause us to delay our product introductions or impede our ability to sell our products and services and/or to complete customer projects on a timely basis. Such delays, or announcements of delays by Microsoft, could also cause our customers to delay or cancel their project development activities or product introductions, which could negatively impact our revenue and operating results.

If Microsoft adds features to its Windows operating system or develops products that directly compete with products and services we provide, our revenue and operating results could be negatively impacted.

As the developer of Windows, Windows XP Embedded, Windows CE and Windows Mobile, Microsoft could add features to its operating systems or could develop products that compete with the products and services we provide to our customers. The ability of our customers, or potential customers, to obtain products and services directly from Microsoft that compete with our products and services could negatively impact our revenue and operating results. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers, and potential customers, might elect to accept more limited functionality in lieu of purchasing additional software from us or delay the purchase of our products and services while they perform a comparison of Microsoft's competing offerings. Moreover, the resulting competitive pressures could lead to price reductions for our offerings and reduce our revenue and gross profit accordingly and our operating results could be negatively impacted.

If the markets for Windows Embedded operating systems and Windows Mobile targeted platforms fail to develop further, develop more slowly than expected, or decline, our business and operating results may be materially harmed.

Because a significant portion of our revenue to date has been generated by software and services targeted at customers and devices utilizing the Windows Embedded and Windows Mobile operating systems, if the markets for these systems or platforms fail to develop further, or develop more slowly than expected, or decline, our business and operating results could be negatively impacted. Market acceptance of Windows Embedded and Windows Mobile will depend on many factors, including:

- Microsoft's development and support of the Windows Embedded and Windows Mobile markets. As the developer and primary promoter of Windows CE, Windows XP Embedded and Windows Mobile, if Microsoft were to decide to discontinue or lessen its support of these operating systems and platforms, potential customers could select competing operating systems, which could reduce the demand for our Windows Embedded and Windows Mobile related software products and engineering services which is our primary focus today;
- The ability of the Microsoft Windows Embedded operating systems and Windows Mobile software to compete against existing and emerging operating systems for the smart device market, including: OSx from Apple, Inc., VxWorks and Linux from WindRiver Systems Inc.; Symbian; JavaOS from Sun Microsystems, Inc.; Android from Google Inc.; Blackberry from RIM; and other proprietary operating systems. In particular, in the market for handheld devices, Windows Mobile faces intense competition from the Symbian, RIM, Android and Apple operating systems. In the market for converged devices, Windows Embedded faces intense competition from the Linux operating system. Windows Embedded operating systems and the Windows Mobile targeted platforms may be unsuccessful in capturing a significant share of these segments of the smart device market, or in maintaining its market share in these segments;
- The acceptance by OEMs and consumers of the mix of features and functions offered by Windows Embedded operating systems and Windows Mobile targeted platforms; and
- The willingness of software developers to continue to develop and expand the applications that run on Windows Embedded operating systems and Windows Mobile targeted platforms. To the extent that software developers write applications for competing operating systems that are more attractive to smart device users than those available on Windows Embedded and Windows Mobile operating systems, potential customers could select competing operating systems over Windows Embedded operating systems and Windows Mobile targeted platforms.

Ford-Related Risk Factors

If we do not obtain additional work from Ford in 2010 or increase our work for new or existing customers, our future revenue and gross profit would decrease and our operating results would be adversely affected.

Revenue from one large project with Ford comprised $14.9 million, or 23%, of our total revenue in 2009. We expect this project work to continue in the first half of 2010 but predominantly in the first quarter of 2010. We currently expect to generate an additional $3.6 million in service revenue from the current project. While we currently expect to be actively involved in follow-on projects for Ford, the amount of work and its revenue impact cannot be determined at this time. If our role in fulfilling Ford's plans is scaled back or eliminated, or if we are unable to increase our work for new or existing customers to compensate for a decrease in Ford-related revenue, our revenue and resulting gross profit would suffer and negatively impact our operating results.

Our agreement covering our current project with Ford is fixed-price in nature and project overruns could adversely impact our revenue, gross profit and operating results.

The agreement covering our work for the current project with Ford is fixed-price in nature. We experienced project overruns on the Ford project in the second half of 2009 which negatively affected our service revenue, service gross margin and operating results. If the completion of the remainder of the project requires more hours than currently anticipated, and such overruns are not the fault of Ford or a third party, our service revenue, service gross margin and operating results could be negatively impacted. Further, significant judgment is required when estimating total hours and progress to completion on these arrangements, as well as whether a loss is expected to be incurred upon project completion. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage the project within the planned period of time or satisfy our obligations under the contract, the resulting contract margin could be materially different than that anticipated when the contract was executed. Any such reductions in contract margin could have a negative impact on our operating results. If our estimates to complete the Ford project increase significantly in future periods, it may be that the cost to complete the remaining portion of the project exceeds the revenue to be recognized for the project, in which case we would accrue the expected loss, negatively impacting our gross profit and operating results.

The U.S. auto industry as a whole may decline as it has in the past, in which case Ford may cease or curtail its relationship with us or be unable to pay amounts that are owed us.

Overall economic conditions have adversely impacted major U.S. automakers. There is significant uncertainty in the U.S. automobile industry, as in the economy more broadly, which could impact Ford's ability to pay amounts owed to us. As of December 31, 2009, Ford owed us $2.4 million, substantially all of which was subsequently collected. In the future, Ford could fail to meet its obligations to creditors, including us, or obtain protection from bankruptcy or other laws affecting creditors' rights. If this happens, our bad debt reserves may be insufficient to account for the failure to pay. Any failure to pay, or the termination or reduction in business with us, could materially impact our revenue, operating results and business.

If we breach our Agreement with Ford, fail to comply with the requirements of the Agreement, or are required to perform warranty repairs on any of the Ford vehicles into which our work is incorporated, or if any of those vehicles are recalled due to defects in our work, our revenue, operating results and overall business could be negatively impacted.

Our Agreement with Ford provides customary representations and warranties to Ford and we accept liability for certain damages that are incurred by Ford as a result of our breach or failure to comply with the requirements of the Agreement. These damages may include consequential damages and damages incurred as a result of performance delays. The agreement also provides that we will indemnify Ford against certain third party claims. In addition, warranty repairs on our work for Ford could require us to devote additional hours to our current project with Ford that would not be billable. A significant warranty claim could require immediate remediation and consume a large amount of our billable resources until it is fixed, which could negatively impact our revenue, operating results and our business. In addition, if a defect were significant enough to require a vehicle recall, the costs of such a recall could be significant. We have increased our overall insurance amounts, but many claims, including, but not limited to, warranty and recall related issues, may not be covered by insurance.

General Business-Related Risk Factors

Our marketplace is extremely competitive, which may result in price reductions, lower gross profit margins and loss of market share.

The market for Windows-based embedded software and services is extremely competitive. Increased competition may result in lower revenue, price reductions, lower gross profit and margin and loss of customers and market share, which could negatively impact our operating results. We face competition from:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Intrinsyc, Adeneo, Teleca and Wipro;
- ODMs, particularly those in Taiwan, which have or are adding software development capabilities to their offerings;
- Contract manufacturers, which are adding software development capabilities to their offerings; and
- Microsoft Embedded operating system distributors such as Arrow and Avnet.

As we develop and bring to market new product and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the Windows-based smart device market, and as new products and technologies are introduced.

Our ability to maintain or grow our proprietary software revenue is contingent on our ability to bring to market competitive, unique offerings that keep pace with technological changes and needs. If we are not successful in doing so, our business would be harmed.

Proprietary software product sales provide us with much higher gross profit margins than we typically receive from third-party software products and our engineering service offerings and provide other advantages as well. Increasing the number and amount of proprietary products we sell is an important part of our growth strategy. Our ability to maintain and increase the revenue contribution from proprietary software products is contingent on our ability to enhance the features and functionality of our current proprietary products as well as to devise, develop and introduce new products. There can be no assurance that we will be able to maintain or expand the number of proprietary products that we sell, and our failure to do so could negatively impact revenue and our operating results.

We may experience delays in our efforts to develop new products and services, and these delays could cause us to miss market opportunities which could negatively impact our revenue and operating results.

The market for Windows-based smart device software and services is very competitive. As a result, the life cycles of our products and services are difficult to estimate. To be successful, we believe we must continue to enhance our current offerings and provide new software and service offerings with attractive features, prices and terms that appeal to our customers. We have experienced delays in new software and service offering introductions in the past and may do so again in the future. Our revenue and operating results may be negatively impacted if we delay releases of new products, product enhancements and/or new services offerings, or if we fail to accurately anticipate our customers' needs or technical trends and are unable to introduce new products and service offerings into the market successfully. In addition, our customers may defer or forego purchases of our products and/or services if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products.

Our future success depends upon our customers' ability to successfully sell their products incorporating our technology, and to continue buying our services.

Even if a customer selects us to provide software and services, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer, whether from lack of market acceptance of its products or otherwise, could cause us to lose revenue that we had anticipated. Also, our revenue and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology. Recent consumer and business spending patterns indicates that our customers may have heightened risks associated with their ability to sell their products, which increases the possibility that our customers may discontinue or postpone projects for which we expect to provide software and services.

If the market for smart devices grows more slowly than we expect, or declines, our revenue may not grow as anticipated, if at all, and our business would be harmed.

The market for smart devices is still in fluctuation and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not develop as anticipated. We are dependent upon the broad acceptance and adoption by businesses and consumers of a wide variety of smart devices, which will depend on many factors, including:

- The development of content and applications for smart devices;
- The willingness of large numbers of businesses and consumers to use devices such as smart phones, PDAs and handheld industrial data collectors to perform functions historically carried out manually, or by traditional PCs, including inputting and sharing data, communicating among users and connecting to the Internet;
- The evolution of industry standards or the necessary infrastructure that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable; and
- The amount of discretionary funds companies and individuals have to spend for this kind of technology.

The success and profitability of our service offerings are contingent on our ability to differentiate these offerings adequately in the marketplace, which is, in turn, contingent on our ability to retain our engineering personnel and defend our billing rate structure against those of our competitors, including those using lower-cost offshore resources. If we are unable to do so successfully, our business could be harmed.

We are a leader in providing engineering services to smart device customers. Our market differentiation is created through several factors, including our experience with a variety of smart device platforms and applications. Our differentiation is contingent, in part, on our ability to attract and retain employees with this expertise, a significant portion of which are currently based in the United States. To the extent we are unable to retain critical engineering services talent and/or our competition is able to deliver the same services by using lower-cost offshore resources, our service revenue and operating results could be negatively impacted.

The success and profitability of our service engagements are contingent upon our ability to scope and bid engagements and deliver our services profitably. If we are unable to do so, our service revenue service gross profit margin and operating results could be negatively impacted.

Various factors may cause the total cost of service projects to exceed the original estimate provided to the customer or the contractual maximum in the case of fixed price contracts, including specification changes, customer deliverable delays, inadequate scoping and inefficient service delivery. If we are unable to adequately scope, bid and deliver on service engagements successfully, our service revenue, service gross margin and operating results could be negatively impacted. In addition, depending on the cause of an overrun for a given customer and project, we may also decide to provide pricing concessions to that customer which could negatively impact our service revenue, service gross profit and operating results. Historically, these pricing concessions have not been significant.

We periodically enter into engineering service agreements in which we have agreed to perform our engineering service work for lower up-front fees, or for no fees, in exchange for future royalties or per unit fees. There is no guarantee that these arrangements will culminate as anticipated.

We have entered into contracts that involve reducing or eliminating up-front engineering fees in return for a per-device/chip royalty or fee that is earned as our customers ship their devices or chips, and we may enter into more such agreements in the future. Because we are delaying revenue past the point where our services are performed, there is a risk that our customers may cancel their projects or that their devices or chips may not be successful in the market, which could negatively impact our revenue and operating results. We entered into this type of agreement with Texas Instruments ("TI") in both 2008 and 2009 related to software we developed for certain TI chipsets for devices utilizing either the Microsoft Windows Mobile or CE operating systems. We have made a significant investment in the TI-related software we developed. If TI does not continue to invest in these chipsets and/or its customers purchase lower volumes than we or TI expect, our revenue and operating results could be negatively impacted.

Cooperation and support from SVs is critical for the success of our products and related services that are developed for their particular silicon artchicture. Such cooperation cannot be assured.

We have developed, and continue to develop products based on certain silicon architectures (e.g. Marvell's PXA Xscale architecture and TI OMAP architecture) and plan to develop products based on other silicon architectures. Due to the nature of the industry we serve and the products we develop, it is necessary for us to make certain assumptions regarding which silicon vendors will be successful in the various markets we serve and upon which we are making investments. It is therefore important that there is ongoing support from the SVs in the marketplace for these silicon architectures. For example, during the development of a reference design board, Intel made a strategic decision to sell its PXA Xscale division to Marvell which negatively impacted the sale of our Xscale-based reference designs. There can be no assurance that Marvell, TI, or any of the other SVs will continue to pursue and support the markets that we have been targeting. If the SVs do not support our efforts going forward, our revenue and operating results could be negatively impacted.

The long sales cycle of our products and services makes our revenue susceptible to fluctuations.

Our sales cycle is typically three to nine months because the expense and complexity of the software and engineering service offerings we sell generally require a lengthy customer approval process and may be subject to a number of significant risks over which we have little or no control, including:

- Customers' budgetary constraints and internal acceptance review procedures;
- The approval cycles for our customers may be longer due to current economic uncertainties;
- The timing of budget cycles; and
- The timing of customers' competitive evaluation processes.

In addition, to successfully sell our software and engineering service offerings, we must frequently educate our potential customers about the full benefits of our software and services, which can require significant time. If our sales cycle further lengthens unexpectedly, it could adversely affect the timing of our revenue, which could cause our quarterly results to fluctuate.

Erosion of the financial condition of our customers could adversely affect our business.

Our business could be adversely affected if the financial condition of our customers erodes because such erosion could reduce demand from those customers for our software and engineering services. This could also cause them to terminate their relationships with us, and/or could increase the risk that such customers default on their payment obligations to us. The continued weakening of the global information technology market has increased the likelihood that our customers' financial conditions would erode, which could adversely affect the demand for our software and services. Additionally, while we believe that our allowance for doubtful accounts is adequate, current economic trends may cause more companies to default or cease operations, in which case our allowances may not cover actual losses, which could adversely affect our operating results.

We may be subject to product liability claims that could result in significant costs.

Our software license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims with the notable exception of our project with Ford. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions or that our customers may not agree to these limitations. Although we have not experienced any product liability claims to date, the sale and support of our products and services may be subject to such claims in the future. There is a risk that any such claims or liabilities may exceed, or fall outside, the scope of our insurance coverage, and we may be unable to retain adequate liability insurance in the future. A product liability claim brought against us, whether successful or not, could negatively impact our business and operating results.

A portion of our cash has been invested in auction rate securities which have become illiquid due to market failures and could be subject to other-than-temporary impairment which would negatively impact our operating results.

We had investments in auction rate securities ("ARS") with a par value of $4.9 million and fair value of $4.2 million as of December 31, 2009 which have no active market. As a result, the majority of these investments are illiquid and we are unable to determine with any certainty when, or if, these investments will become liquid. The liquidity of these investments is contingent on redemption of the investments by the issuers, settlement by the underwriters or sales of the securities in a secondary market. The lack of liquidity in these investments has adversely affected our liquidity and working capital and could affect our future ability to fund our strategic and other initiatives. Further, if conditions necessitated the sale of the ARS we would likely incur losses on the sales of these securities (currently generally trading in the range of 50% to 85% of par value depending on the type of security) which would negatively impact our operating results. We obtained an independent valuation of our ARS as of December 31, 2009 to determine the fair value of these ARS. The fair value was determined to be $4.2 million. As a result, we have adjusted the carrying value of our ARS downward by $686,000 as of December 31, 2009. Of this amount, $378,000 was deemed to be other-than-temporary during 2008, and was recorded as a charge to interest and other income, net during that period. The remainder of the valuation allowance was deemed to be temporary and recorded in accumulated other comprehensive loss, which did not affect operating results. The fair value of our ARS has been estimated using Level 3 inputs beginning in the third quarter 2008 as more fully described in Note 2 of the Consolidated Financial Statements contained in this Annual Report on Form 10-K. Our ARS have had a fair value less than cost basis since the third quarter 2008 and may continue to have a fair value less than our cost basis into the foreseeable future. As time passes, the risk that the valuation allowance currently deemed to be temporary would be deemed other-than-temporary increases, which would result in a charge to operations and would negatively impact our operating results in the future. Other factors may also affect the determination of whether the valuation allowance would be deemed other-than-temporary including irrecoverable trends in the market and management's expectations of selling the securities at less than our cost basis. Further, the valuation allowance on our ARS, both that deemed to be temporary and other-than-temporary, may increase in the future as a result of the deteriorating financial standing of the issuers, changes in the interest rate environment and other factors which could also result in charge to interest and other income that would negatively affect operating results.

Continued negative cash flows from our TestQuest products may negatively affect the carrying value of the intangible assets we acquired from TestQuest

In the fourth quarter of 2008, we purchased certain assets of TestQuest including acquired technology and other intangible assets with a total gross carrying value of $1.9 million. As of December 31, 2009, these assets had a net carrying value of $1.5 million. We did not consistently generate positive cash flows from these assets during 2009, and as a result we assessed the recoverability of the assets by comparing their carrying value to the sum of the projected undiscounted future cash flows generated from the assets. Through this assessment, we determined that the carrying value of the TestQuest intangible assets is recoverable. If such an assessment in the future deems that the carrying value of the TestQuest intangible assets is not recoverable, it may result in an impairment charge that would negatively impact our operating results.

Past acquisitions have proven difficult to integrate, and recent or future acquisitions, if any, could disrupt our business, dilute shareholder value and negatively affect our operating results.

We have acquired the technologies, assets and/or operations of other companies in the past and may acquire or make investments in companies, products, services and technologies in the future as part of our growth strategy. If we fail to properly evaluate, integrate and execute on our acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must properly evaluate the technology, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. If we fail to do any of these, we may suffer losses and impair relationships with our employees, customers and strategic partners. Additionally, management may be distracted from day-to-day operations. We also may be unable to maintain uniform standards, controls, procedures and policies, which are especially critical in light of Sarbanes-Oxley and other corporate governance requirements, and significant demands may be placed on our management and our operations, information services and financial, legal and marketing resources. Finally, acquired businesses sometimes result in unexpected liabilities and contingencies, which could be significant.

We may not be able to raise additional capital if required to support our business.

If we need to raise additional operating capital, we may find that our access to equity and debt capital markets is limited or blocked entirely. Our stock currently trades at low volumes and overall investor confidence in the stock market is at historic lows. This could make it difficult or impossible to sell additional shares on the public markets. In addition, it has become increasingly more difficult and costly to obtain debt financing and we may be unable to borrow additional funds at acceptable cost, or at all, should the need arise. If we are unable to raise capital as necessary, it may adversely affect our ability to invest in products or fund operations, which would materially harm our business and negatively affect operating results.

We are dependent on our insurance carriers to cover certain risks and a failure of one or more of our carriers, or a tightening of the market that increases our costs or decreases our ability to obtain necessary coverage, could negatively impact our business.

We have added significant additional insurance to cover the additional exposure presented by our work for Ford and other customers. We also expect to add coverage in the future for exposure related to potential recall of vehicles associated with our work for Ford. As with the overall financial market, the insurance market is currently unstable. While all of our insurance carriers appeared to be viable as of the date of this Report, if this changes, we are unable to maintain current coverage through viable insurance carriers at reasonable rates, or we are unable to obtain additional coverage that we deem necessary for our business, we may be unable to meet our financial obligations if claims that would otherwise have been covered by this insurance are made which could negatively impact our financial condition and operating results.

Taxing jurisdictions in the United States are becoming more aggressive with tax legislation and tax collection, particularly states facing significant budget deficits, which could expose us to additional tax liability that we have not been subject to in the past.

We make sales in many jurisdictions across the United States, most of which we do not have nexus in and, therefore, are not subject to sales, franchise, income and other state and local taxes. Particularly in light of state tax deficits, taxing jurisdiction have become more aggressive in defining nexus among other things which could result in us achieving nexus, or potentially achieving nexus in significantly more tax jurisdictions. If this occurs and unless we are able to pass through this cost to our customers, our tax expense will increase which will negatively affect our results of operations. Further, because state and local tax laws are becoming increasingly complex, our cost to monitor our state and local tax compliance will increase which will negatively affect our results of operations. Additionally, there can be no assurance that we do not currently have unknown tax exposure in a state or local tax jurisdiction because of recent tax law changes which we are unaware of and the resulting liability could be significant and would negatively affect our results of operations.

Intellectual Property-Related Risk Factors

Our software and service offerings could infringe the intellectual property rights of third parties, which could expose us to additional costs and litigation and could adversely affect our ability to sell our products and services or cause shipment delays or stoppages.

It is difficult to determine whether our software and engineering services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which technologies often overlap and where there may be numerous patent applications pending, many of which are confidential when filed. If we were to discover that one of our software or service offerings, or a product based on one of our reference designs, violated a third-party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that product or service. Similarly, third parties may claim that our current or future software products and services infringe their proprietary rights, regardless of whether such claims have merit. Any such claims could increase our costs and negatively impact our business and operating results. In certain cases, we have been unable to obtain indemnification against claims that third-party technology incorporated into our software products and services infringe the proprietary rights of others. However, any indemnification we do obtain may be limited in scope or amount. Even if we receive broad third-party indemnification, these entities may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we are required to indemnify our customers for claims made against them that are based on our software products or services. There can be no assurance that infringement or invalidity claims related to the software products and services we provide, or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Some of our competitors have, or are affiliated, with companies with substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, we expect that software developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows, and as the functionality of products in different industry segments increasingly overlap. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays. Furthermore, if we were unsuccessful in resolving a patent or other intellectual property infringement action claim against us, we may be prohibited from developing or commercializing certain of our technologies and products, or delivering services based on the infringing technology, unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we would be able to obtain any such license on commercially favorable terms, or at all. If such license is not obtained, we would be required to cease these related business operations, which could negatively impact our business, revenue and operating results.

If we fail to adequately protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenue and increase our costs.

If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue adversely affected. We rely primarily on confidentiality procedures and contractual provisions as well as a combination of patent, copyright, trade secret and trademark laws, to protect our intellectual property. These laws and procedures provide only limited protection. It is possible that another party could obtain patents that block our use of some, or all, of our software products and services. If that occurred, we would need to obtain a license from the patent holder or design around those patents. The patent holder may or may not choose to make a license available to us at all or on acceptable terms. Similarly, it may not be possible to design around a blocking patent. In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

We frequently license the source code of our software products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license some of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software, our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. A significant portion of our marks include the word "BSQUARE" or the preface "b." Other companies use forms of "BSQUARE" or the preface "b" in their marks alone, or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by our compliance and quality control guidelines with respect to such trademark rights and may take actions that would harm our business.

The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could negatively impact our business and operating results.

Our software or hardware products or the third-party hardware or software integrated with our products or delivered as part of our service offerings may suffer from defects or errors that could impair our ability to sell our products and services.

Software and hardware components as complex as those needed for smart devices frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our products until problems were corrected and, in some cases, have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase. In addition, it is possible that by the time defects are fixed, the market opportunity may decline which may result in lost revenue. Moreover, to the extent that we provide increasingly comprehensive products and services, particularly those focused on hardware, and rely on third-party manufacturers and suppliers to manufacture these products, we will be dependent on the ability of third-party manufacturers to correct, identify and prevent manufacturing errors. Errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation and increased service and warranty costs, all of which could negatively impact our business and operating results.

If we are unable to license key software from third parties, our business could be harmed.

We sometimes integrate third-party software with our proprietary software and engineering service offerings or sell such third-party software offerings on a standalone basis (e.g. Embedded operating systems under our ODA with Microsoft). If our relationships with these third-party software vendors were to deteriorate, or be eliminated in their entirety, we might be unable to obtain licenses on commercially reasonable terms, if at all. In the event that we are unable to obtain these third-party software offerings, we would be required to develop this technology internally, assuming it was economically or technically feasible, or seek similar software offerings from other third parties assuming there were competing offerings in the marketplace, which could delay or limit our ability to introduce enhancements or new products, or to continue to sell existing products and engineering services, thereby negatively impacting our revenue and operating results.

Governance and Contract-Related Risk Factors

In the past we have identified material weaknesses in our internal control over financial reporting. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, operating results, and financial condition.

In connection with the restatement of certain of our financial statements, as set forth in our Annual Report on Form 10-K filed with the SEC on March 26, 2009, we identified material weaknesses in our internal control over financial reporting relating to the preparation and review of the reconciliation of certain balance sheet accounts related to amounts payable to a specific vendor, and lack of adequate job transition/training of personnel responsible for preparation of such reconciliation. We determined that as of March 25, 2009 that each of these weaknesses had been remediated. However, there can be no assurance that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified or occur in the future and the remedial measures we undertook in connection with the weaknesses we identified previously may prove to be insufficient. If additional material weaknesses or significant deficiencies in our internal controls are discovered or occur in the future, we may fail to meet our future reporting obligations on a timely basis, our consolidated financial statements may contain material misstatements, we may be required to again restate our prior period financial results, we may be subject to litigation and/or regulatory proceedings, and our business and operating results may be harmed.

In addition any future restatements could have a material adverse effect on our relationships with our business partners, our current and potential customers and could lead to litigation and/or regulatory inquiries (formal or informal), all of which could negatively impact our business, revenues, operating results and financial condition.

We have incurred and will continue to incur substantial costs to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 ("SOA") introduced new requirements regarding corporate governance and financial reporting. Among the many requirements of the SOA is for management to annually assess and report on the effectiveness of our internal control over financial reporting under Section 404(a) and for our registered public accountant to attest to this report under Section 404(b). The SEC has modified the effective date of Section 404(b) implementation such that auditor attestation will first be required with respect to our Annual Report on Form 10-K for the fiscal year ending December 31, 2010.

We have dedicated significant time and resources to comply with Section 404(a). We incurred $39,000 during 2009 in external costs to comply with the requirements of Section 404(a). Further, we will incur additional costs in 2010 as our registered public accountant performs the necessary procedures to attest on our Section 404(b) compliance. The costs to comply with these requirements will continue to be significant and adversely affect our operating results. In addition, there can be no assurance that we will be successful in our efforts to comply with Section 404, particularly in light of our restatement in 2009. Failure to comply with Section 404 could result in penalties and additional expenditures to meet the requirements, which could affect the ability of our auditors to issue an unqualified report which, in turn, may further adversely affect our business and operating results and the price of our common stock.

It might be difficult for a third-party to acquire us even if doing so would be beneficial to our shareholders.

Certain provisions of our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. Our Board of Directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our Board of Directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors. In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these anti-takeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Non-compliance with our lease agreement could have a material adverse impact on our financial position.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under our lease, the landlord has the ability to demand cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord has the ability to demand repayment was $1.1million at December 31, 2009, and decreases on a straight-line basis over the length of our ten-year headquarters lease. Any breach of or non-compliance with these lease agreements could negatively impact our business, financial condition and operating results.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and required changes in accounting for equity compensation could adversely affect earnings.

We have historically used stock options and other forms of equity-related compensation as key components of our overall employee compensation program in order to align employees' interests with the interests of our shareholders, encourage employee retention, and provide competitive compensation packages. Applicable stock exchange listing standards relating to obtaining shareholder approval of equity compensation plans could make it more difficult or expensive for us to grant options or new forms of equity instruments to employees in the future, and, at our current stock price, most prior grants of employee stock options have little or no value. As a result, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, any of which could materially adversely affect our business.

International Operations-Related Risk Factors

Our international operations expose us to greater intellectual property, management, collections, regulatory and other risks.

Customers outside of North America generated 5% of our total revenue in 2009 and 8% in 2008. We currently have operations outside of North America in Taiwan and also have a limited sales and/or support presence in Japan, China, India and the United Kingdom. Our international activities and operations expose us to a number of risks, including the following:

- Greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;
- Longer collection cycles than we typically experience in North America;
- Unfavorable changes in regulatory practices and tariffs;
- Complex and/or adverse tax laws and/or changes thereto. Additionally, we may be subject to income, withholding and other taxes for which we may realize no current benefit despite the existence of significant net operating losses and tax credits in the U.S.;
- Loss or reduction of withholding tax exemptions;
- The impact of fluctuating exchange rates between the U.S. dollar and foreign currencies; and
- General economic and political conditions in international markets which may differ from those in the U.S.

These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could negatively impact our business and operating results.

As we increase the amount of software development conducted in non-U.S. locations, potential delays and quality issues may impact our ability to timely deliver our software and services, potentially impacting our revenue and profitability.

We conduct development activities in non-U.S. locations, primarily India (through a partnership with a local company) and Taiwan, to take advantage of the high-quality, low-cost software development resources found in those countries. Additionally, we have plans to increase development activity in both our Taiwan operation and other non-U.S. locations as engineering demands necessitate the hiring of additional engineering personnel. To date, we have limited experience in managing large scale software development done in non-U.S. locations. Expanding our software development in these locations inherently increases the complexity of managing these programs and may result in delays in introducing new products to market, or delays in completing service projects for our customers, which in turn may adversely impact the revenue we recognize from related software products and services and could also adversely impact the profitability of service engagements employing offshore resources, thereby negatively affecting our operating results.

As our customers seek more cost-effective locations to develop and manufacture their smart devices, particularly overseas locations, our ability to continue to sell these customers our software products and services could be limited, which could negatively impact our revenue and operating results.

Due to competitive and other pressures, some of our customers have and others may seek to move the development and manufacturing of their smart devices to overseas locations, which may limit our ability to sell these customers our software products and services. As an example, under our ODA with Microsoft, we are only able to sell Microsoft Embedded operating systems primarily in North America. If our customers, or potential customers, move their manufacturing overseas we may be restricted from reselling these customers Microsoft Embedded operating systems, or our other products and services, which could negatively impact our revenue and operating results.

Item 1B. ***Unresolved Staff Comments.***

Not Applicable

Item 2. ***Properties.***

Our corporate headquarters are located in 43,400 square feet of leased space in a single location in Bellevue, Washington. The underlying lease expires in 2014.

In North America, we also lease office space in San Diego, California; Longmont, Colorado; Boston, Massachusetts; Chanhassen, Minnesota; Akron, Ohio; Dallas, Texas; and Vancouver, British Columbia, Canada. We lease office space overseas in Beijing, China, Tokyo, Japan, and Taipei, Taiwan. Our facilities have sufficient capacity to support our current operational needs as well as short-term growth plans.

Item 3. ***Legal Proceedings.***

Legal Proceedings

IPO Litigation

In Summer and early Fall 2001, four shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our current and former officers and directors (the "Individual Defendants"), and the underwriters of our initial public offering (the "Underwriter Defendants"). The complaints were consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002. The operative complaint alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The suit purported to be a class action filed on behalf of purchasers of our common stock during the period from October 19, 1999 to December 6, 2000. The plaintiffs alleged that the Underwriter Defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs alleged that the prospectus for our initial public offering was false and misleading in violation of the securities laws because we did not disclose these arrangements. The action sought damages in an unspecified amount. On December 5, 2006, the Second Circuit Court of Appeals vacated a decision by the district court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include us. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in our case, reached a settlement in early 2009. As part of the settlement, the insurers for the issuer defendants will make the entire settlement payment on behalf of the issuers, including us. On October 5, 2009, the district court granted final approval of the settlement. Three objectors filed a petition to the Second Circuit seeking permission to appeal the district court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the district court's order certifying classes in the focus cases. Six notices of appeal have also been filed, including one notice filed by the group of objectors that filed the petition to appeal. Following the district court's final approval of the settlement, we determined that it is unlikely that we will be liable for any damages that will not be paid for by our insurance carriers, even if any appeals are successful. As a result, it was determined that an accrued legal fees liability of $534,000 was no longer probable. Consequently, this liability was reversed, which resulted in a reduction of selling, general and administrative expense during 2009. However, due to the inherent uncertainties of litigation, subsequent events could affect the assessment of this liability and this disclosure.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "BSQR." The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market.

	High	Low
Year Ended December 31, 2009:		
First Quarter	$2.78	$1.02
Second Quarter	$2.97	$1.65
Third Quarter	$2.80	$2.14
Fourth Quarter	$2.57	$2.17
Year Ended December 31, 2008:		
First Quarter	$6.86	$3.77
Second Quarter	$5.17	$3.89
Third Quarter	$4.83	$3.40
Fourth Quarter	$3.49	$2.05

Holders

As of February 28, 2010, there were 10,168,339 holders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of shareholders, we are unable to determine the total number of shareholders represented by these holders of record.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund future development and growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

Item 6. ***Selected Financial Data.***

Not Applicable

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes. Some statements and information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements, and of important factors that could cause results to differ materially from the forward-looking statements contained in this report, see Item 1 of Part I, "Business—Forward-Looking Statements" and Item 1A of Part I, "Risk Factors."

Overview

We provide software and engineering services to companies that develop smart devices and to companies that assist others in developing smart devices. A smart device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. We primarily focus on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™. However, as a result of several acquisitions, coupled with our strategic intent to broaden our market focus, we provide software and engineering services to customers developing devices utilizing other operating systems such as Android, Linux and Symbian.

We have been providing software and engineering services to the smart device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEM"s), original design manufacturers ("ODM"s), and enterprises as well as silicon vendors and peripheral vendors which purchase our software and engineering services for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or the testing thereof. The software and engineering services we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Critical Accounting Judgments

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue and expenses and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates are used for, but not limited to, recognizing revenue, assessing the adequacy of the allowance for doubtful accounts, estimating the percentage-of-completion on fixed price service contracts, and estimating the realization of deferred tax assets among other things. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. The SEC has defined a company's critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations, and those that require us to make our most difficult and subjective judgments, often as a result of the need to make estimates related to matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are relevant to understanding our results. For additional information see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies." Although we believe that our estimates, assumptions and judgments are reasonable, they are necessarily based upon presently available information. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We defer costs associated with these uncontracted engagements even though the underlying contract might be signed prior to the reporting of our results.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts and training services is recognized as services are performed. Certain fixed-price and time and materials with cap engineering service contracts that require significant production, modification, or customization of software, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because it is the most accurate method to recognize revenue based on the nature and scope of our fixed-price professional engineering service contracts; it is a better measure of periodic income results than other methods and it better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred upon project completion. Revisions to hour and cost estimates are incorporated in the period the amounts are recognized if the results of the period have not been reported; otherwise, the revision of estimates are recognized in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support or maintenance ("PCS"). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements, whether undelivered elements are essential to the functionality of delivered elements, and when to recognize revenue. PCS includes rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing VSOE have an impact on the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the revenue recognition criteria are met, particularly that collectability is reasonably assured.

Allowance for Doubtful Accounts

Our accounts receivable balances are net of an estimated allowance for doubtful accounts. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We estimate the collectability of our accounts receivable and record an allowance for doubtful accounts. When evaluating the adequacy of the allowance for doubtful accounts, we consider many factors, including analysis of accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment history. Because the allowance for doubtful accounts is an estimate, it may be necessary to adjust it if actual bad debt expense exceeds the estimated reserve.

Investments

Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments and whether such impairment is other-than-temporary. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. We also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Stock-Based Compensation

We record compensation expense associated with stock options and other forms of equity compensation using the straight-line method over the life of each vesting traunch of the awards. Compensation expense includes the impact of an estimate for forfeitures for all awards.

Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the countries and other jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, or increase this allowance in a period, it may result in an expense within the tax provision in the statement of operations. Conversely, to the extent we determine that a valuation allowance is no longer necessary, it may result in a benefit within the tax provision. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have provided a full valuation allowance on deferred tax assets because of our uncertainty regarding their realizability. If we determine that it is more likely than not that the deferred tax assets, or a portion thereof, would be realized, the valuation allowance would be reversed. In order to realize our deferred tax assets, we must be able to generate sufficient future taxable income. Because we generated a net loss for the last fiscal year, and the current economic climate calls into question our ability to generate net income with certainty in the near future, we continued to maintain a full valuation allowance on our deferred tax assets as of December 31, 2009.

Because we do business in foreign tax jurisdictions, our sales may be subject to other taxes, particularly withholding taxes. The tax regulations governing withholding taxes are complex, causing us to have to make assumptions about the appropriate tax treatment and estimates of the resulting withholding taxes.

Results of Operations

The following table presents certain financial data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	As a Percentage of Total Revenue for the Year Ended	
	2009	2008
Consolidated Statements of Operations Data		
Revenue:		
Software	57%	59%
Service	43	41
Total revenue	100	100
Cost of revenue:		
Software	43	46
Service	36	28
Total cost of revenue	79	74
Gross profit	21	26
Operating expenses:		
Selling, general and administrative	18	18
Research and development	7	5
Total operating expenses	25	23
Income (loss) from operations	(4)	3
Interest and other income, net	—	—
Income (loss) before income taxes	(4)	3
Income tax expense (benefit)	—	—
Net income(loss)	(4)%	3%

Comparison of the Years Ended December 31, 2009 and 2008

Revenue

Our revenue is generated by the sale of software, both our own proprietary software and software from third-parties, and the sale of engineering services. Total revenue decreased $1.4 million, or 2%, to $64.4 million in 2009, from $65.8 million in 2008 primarily due to a decline in third-party software sales. Revenue from customers located outside of North America includes revenue attributable to our foreign operations, as well as software and services delivered to foreign customers from our operations located in North America. During 2009, our international operations outside of North America consisted principally of operations in Taiwan. We also have established minor sales and/or support presences in Japan, China, India, and the United Kingdom. Revenue from customers located outside of North America was $3.4 million in 2009, or 5% of total revenue, down from $5.1 million, or 8% of total revenue, in 2008. We attribute this decline to the poor economic conditions in the Asia Pacific ("APAC") region, particularly in the first half of 2009 which led to a $1.6 million decline in service revenue. However, with the signing of a new Distribution Agreement (the "Winmo ODA") in November 2009, under which we are licensed to sell Microsoft Windows Mobile operating systems on a worldwide basis, we expect the amount of international revenue to increase in 2010.

Software revenue

Software revenue consists of sales of third-party software and sales of our own proprietary software products, which include software licenses, royalties from our software products, sales of our software development kits and smart device reference designs, and support and maintenance revenue, as well as royalties from certain engineering service contracts. Software revenue for 2009 and 2008 was as follows (dollars in thousands):

	2009	2008
Software revenue:		
Third-party software	$32,374	$35,442
Proprietary software	4,156	3,076
Total software revenue	$36,530	$38,518
Software revenue as a percentage of total revenue	57%	59%
Third-party software revenue as a percentage of total software revenue	89%	92%

The majority of our third-party software revenue is comprised of sales of Microsoft Embedded operating systems in North America. Third-party software revenue decreased $3.1 million, or 9%, in 2009 as compared to the prior year. Poor economic conditions in 2009, particularly in the first half, led to a $3.3 million decline in Microsoft Embedded operating system sales. We did experience a rebound of our Microsoft Embedded operating system sales in the second half of 2009 due to improving economic conditions in that area of our business but it was not significant enough to offset the decline experienced in the first half of the year.

Proprietary software revenue increased $1.1 million, or 35%, in 2009 as compared to the prior year. This increase was primarily due to $1.6 million improvement in revenue associated with TestQuest products acquired in November 2008, offset in part by a $725,000 decline in royalty bearing service contracts as the underlying design wins matured.

We currently believe that third-party software revenue will increase in 2010 compared to 2009 as we continue to see stabilization of demand for Microsoft Embedded operating system sales coming off the improvement we experienced in the second half of 2009. Further, we expect third-party software sales to benefit from the new ODA for Microsoft Windows Mobile operating systems on a worldwide basis. We also currently believe our proprietary software revenue will increase in 2010 as compared to 2009 as we currently expect TestQuest-related product revenue to improve coming off disappointing results in 2009. We also expect to see royalty revenue to improve attributable to our partnership with Texas Instruments. However, given the current uncertainty in the economy, it is extremely difficult to estimate software revenue in 2010.

Service revenue

Engineering service revenue is derived from hardware and software development activities, fees for customer training, and rebillable expenses. Service revenue for 2009 and 2008 was as follows (dollars in thousands):

	2009	2008
Total service revenue	$27,849	$27,239
Service revenue as a percentage of total revenue	43%	41%

Service revenue increased $610,000, or 2%, in 2009 as compared to the prior year. This increase was primarily related to an increase in North American service revenue which was driven by a $12.7 million increase in pure service revenue related to a large project with the Ford Motor Company ("Ford"), and a $1.2 million increase in rebillable revenue primarily attributed to Ford. These increases were offset in part by an $11.7 million decline in other North American service revenue attributable to economic softness in North America. Total North American billable hours not related to Ford declined 29% in 2009 as compared to the prior year. Service revenue in the APAC region declined by $1.6 million in 2009, as compared to the prior year, also attributable to the economic softness in that region particularly in the first half of 2009.

Ford accounted for 53% and 25% of total service revenue in 2009 and 2008, respectively. During the second quarter of 2009, we agreed with Ford to fix the fees of the current project, which resulted in a shift from recognizing revenue when time and materials were delivered to the percentage-of-completion method of revenue recognition for the remaining portion of the project. During the second half of 2009, the estimated hours to complete the Ford project deliverables increased significantly, and due to the percentage-of-completion method of revenue recognition, the amount of service revenue recognized during the year was negatively affected. The increase in estimated hours from previous estimates also caused our effective billing rate to Ford to decline by 28% from 2008 to 2009. Overall, the effective billing rate in North America declined 25% from 2008 to 2009 due to Ford and to an 11% decline in the effective billing rates to other customers. The current project with Ford is expected to be completed in the second quarter of 2010, and had 3.9 million of revenue remaining to be recognized as of December 31, 2009.

In calculating our Ford project revenue using percentage-of-completion accounting for the fourth quarter of 2009, we utilized an analysis of estimated hours to complete the Ford project prepared in mid-March 2010, which we believe is a reasonable estimate based on current facts. However, there are a number of factors that have contributed to significant increases in our hours estimate in the past, and there can be no guarantee these factors, or others, will not result in significant increases to our estimated hours to complete the Ford project in the future. These factors include, but are not limited to, the overall size of the Ford project, the complexity of the technology involved and our dependency on third-parties. If further negative revisions of our estimates are required, this will have an impact on the amount of revenue we recognize on the Ford project in a particular quarter, thereby deferring that revenue into future quarters, unless we are able to secure additional funds from Ford. In addition, if the hours estimate is significantly understated, it could result in the need for the accrual of a loss representing the difference between expected revenue and estimated cost for the remainder of the project. While we are in active discussions with Ford to obtain additional funds that are attributable to project overruns that we believe Ford is obligated to pay for, there can be no guarantee that we will be successful in our pursuit of these additional funds. To the extent we are successful; these funds would benefit revenue in future quarters.

Given current economic conditions, it is difficult to estimate service revenue for 2010. However, we currently estimate that service revenue from the Ford project will increase to $2.3 million in the first quarter of 2010, as compared to $1.2 million in the fourth quarter of 2009. If we are unable to generate additional service revenue through new projects with Ford, or other customers, our service revenue will decline in 2010, negatively affecting our service revenue.

Gross profit and gross margin

Cost of revenue related to software revenue consists primarily of license fees and royalties for third-party software, the cost of components for our hardware reference designs, product media, product duplication and manuals, as well as the amortization of certain intangible assets related to acquisitions.

Cost of revenue related to service revenue consists primarily of salaries and benefits, contractor costs and re-billable expenses, plus related facilities and depreciation costs. Gross profit on the sale of third-party software products is also positively affected by rebate credits we receive from Microsoft which we earn through the achievement of defined objectives.

The following table outlines software, services and total gross profit (dollars in thousands):

	2009	2008
Software gross profit	$ 8,720	$ 8,420
Software gross margin	24%	22%
Service gross profit	$ 4,682	$ 8,740
Service gross margin	17%	32%
Total gross profit	$13,402	$17,160
Total gross margin	21%	26%

Software gross profit and gross margin

Software gross profit increased by $300,000, or 4%, in 2009, as compared to the prior year, while software gross margin improved by two percentage points. The increase in software gross profit and gross margin was primarily due to an increase in sales of higher-margin proprietary software. In particular, TestQuest products (acquired in November 2008) increased total software gross profit by $1.2 million in 2009 as compared to the prior year. This increase was offset in part by a decrease in gross profit related to sales of third-party software products. Gross margin on third-party software sales was 16% in both 2009 and 2008. Gross margin on proprietary software sales was 86% in 2009 compared to 95% in 2008, with the declined attributable to amortization of intangible assets associated with the TestQuest acquired products affecting software cost of sales for a full year in 2009 versus one month in 2008.

Software gross margin increased by two percentage points to 24% in 2009, primarily due to the impact of TestQuest product sales which impacted total software gross margin by two percentage points.

We currently expect third-party software sales to continue to be a significant percentage of our software revenue, and, therefore, our software gross margin will likely remain relatively low in the foreseeable future. Further, our third-party software gross margin may decline in the future based primarily on increased competitive pressures and/or modification of pricing and rebate programs by Microsoft. We currently expect our proprietary software gross margin to remain at relatively high levels.

Service gross profit and gross margin

Service gross profit decreased by $4.1 million, or 46%, in 2009 as compared to the prior year, while service gross margin declined by 15 percentage points. The decrease in service gross profit was driven by a decline in North American service revenue outside of Ford and lower APAC region service revenue coupled with higher service cost-of-sales, primarily due to the aforementioned year-over-year realized rate per hour decline attributable to North American customers. The decline in service gross margin was primarily due to the year-over-year realized rate per hour decline with Ford and other North American customers.

Given current economic conditions, it is difficult to estimate service gross profit and gross margins in future periods. If we are unable to generate additional service revenue through new projects with Ford, or other customers, our service revenue will decline in 2010, negatively affecting our service gross profit.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and related benefits, commissions and bonuses for our sales personnel and related facilities and depreciation costs, as well as professional services fees (e.g., consulting, legal and audit).

Selling, general and administrative expenses decreased $130,000, or 1%, to $12.0 million in 2009, compared to $12.1 million in 2008. Selling, general and administrative expenses represented 18% of our total revenue for both years. The 2009 fiscal year benefited from the reversal of our securities class action legal reserve in the amount of $534,000. Without the reversal of the legal reserve, selling, general and administrative expense would have increased by $404,000, or 3%, to $12.5 million in 2009. This increase is due to $760, 000 in higher selling expense associated with the TestQuest acquisition in November 2008, and $131,000 in costs related to the restatement of our financial statements and other governance activities that were not present in the prior year. These increases were offset in part by a $400,000 decrease in stock compensation expense.

Currently, we are not anticipating any significant increase in selling, general, and administration expense in 2010 beyond that implied in the $12.5 million expense run rate adjusted for the effect of the reversal of the securities class action legal reserve.

Research and development

Research and development expenses consist primarily of salaries and benefits for software development and quality assurance personnel, contractor and consultant costs, component costs and related facilities and depreciation costs.

Research and development expenses increased $1.0 million, or 31%, to $4.3 million in 2009, as compared $3.3 million in 2008. Research and development expenses represented 7% of our total revenue in 2009, up from 5% in 2008. These increases were driven by the acquisition of assets from TestQuest in November 2008 and the related hiring of product development personnel, which increased research and development expense by $1.5 million in 2009 as compared to 2008. This increase was offset in part by lower salary and related expenses associated with research and development not associated with TestQuest.

The timing and magnitude of our proprietary product investments are hard to predict, which makes it difficult for us to forecast research and development expense. However, currently, we are not anticipating any significant increase in research and development expense in 2010.

Gain on sale of patents

We had no gain on sale of patents in 2009 compared to a $300,000 gain from patent sales in 2008.

Interest and other income, net

Interest and other income, net consists primarily of interest earnings on our cash, cash equivalents and long-term investments, gains and losses on foreign exchange fluctuations, gains and losses on the sales of securities and other-than-temporary impairments of our Auction Rate Security ("ARS") investments. Interest and other income, net increased $96,000, or 223%, to $139,000 in 2009, from $43,000 in 2008. The fourth quarter of 2008 included an impairment charge related to one of our ARS investments in the amount of $378,000. Without the impairment charge in 2008, interest and other income, net would have declined $282,000, or 67%, from $421,000 in 2008 to $139,000 in 2009. This decline was driven by lower prevailing short-term interest rates in the current year.

Income Tax Provision

Our income tax provision was a tax benefit of $76,000 in 2009, compared to an expense of $122,000 in 2008. This fluctuation was primarily due to the reduced profitability of our Taiwan operations in 2009, which was in a loss position for the year, compared to Taiwan generating taxable profit in 2008. There was also a $26,000 tax credit recognized in 2009 which positively impacted our income tax provision.

Liquidity and Capital Resources

As of December 31, 2009, we had $18.0 million of cash, cash equivalents, long-term investments and restricted cash, compared to $13.3 million at December 31, 2008. These balances are net of a valuation allowance recorded against our ARS investments of $686,000 at December 31, 2009, and $946,000 at December 31, 2008. Due to their current illiquidity, our ARS are classified as long-term investments. If general economic conditions worsen or specific factors used in determining the fair value of our ARS investments deteriorate, it is possible we may adjust the carrying value of these investments downward in the future. Due to current economic and market conditions and trends, our ARS are illiquid and may remain illiquid for a sustained period of time. Further, we have $900,000 restricted under the terms of our headquarters operating lease which is also classified as long-term, the majority of which will continue to secure that obligation through its expiration in 2014. Our working capital was $12.6 million at December 31, 2009, compared to $10.6 million at December 31, 2008.

Net cash provided by operating activities was $4.7 million in 2009, primarily attributable to a $3.3 million increase in deferred revenue primarily related to revenue billed but not earned with the Ford project and revenue deferred associated with annual support and maintenance contracts for TestQuest products. Additionally, $1.8 million of non-cash expenses, net collections of $1.5 million on our accounts receivable, and a $640,000 increase in accounts payable and accrued expenses contributed to net cash provided by operating activities in 2009. These amounts were offset in part by the net loss of $2.7 million during the year. Net cash provided by operating activities was $1.8 million in 2008, primarily attributable to our net income of $2.0 million, non-cash expenses of $2.0 million, offset in part by growth in our accounts receivable of $2.1 million.

Net cash provided by investing activities was $428,000 in 2009, primarily due to $750,000 in redemptions of our ARS investments, offset in part by $279,000 in purchases of equipment and furniture. Net cash provided by investing activities was $1.5 million in 2008, primarily due to net investment maturities of $4.0 million, offset by $2.3 million spent in the acquisition of assets from TestQuest Inc. in November 2008, and $608,000 used to purchase equipment and furniture.

Financing activities generated cash of $10,000 in 2009 and $117,000 in 2008 as a result of employees' exercise of stock options.

We believe that our existing cash, cash equivalents and long-term investments will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months.

Cash Commitments

We have the following future or potential cash commitments:

- Minimum rents payable under operating leases total $1.2 million in 2010, $1.1 in 2011, $1.1 in 2012, $1.1 million in 2013 and $770,000 in 2014; and
- Under the terms of our corporate headquarters lease signed in February 2004, the landlord has the ability to demand payment for cash payments forgiven in 2004 if we default under the lease. The amount of the forgiven payments for which the landlord can demand repayment was $1.1 million at December 31, 2009, and decreases on a straight-line basis over the remaining term of the lease, which expires in 2014.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Not Applicable

Item 8. *Financial Statements and Supplementary Data.*

BSQUARE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bsquare Corporation

We have audited the accompanying consolidated balance sheets of Bsquare Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two year period ended December 31, 2009. Our audits also included the consolidated financial statement schedule listed at Item 15(a)(2) for each of the years in the two year period ended December 31, 2009. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bsquare Corporation as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the 2009 and 2008 consolidated financial statement schedule listed at Item 15(a)(2), when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Moss Adams LLP
Seattle, Washington
March 25, 2010

BSQUARE CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,918	$ 7,703
Accounts receivable, net of allowance for doubtful accounts of $201 at December 31, 2009 and $198 at December 31, 2008	9,192	10,726
Prepaid expenses and other current assets	648	703
Total current assets	22,758	19,132
Long-term investments	4,189	4,679
Equipment, furniture and leasehold improvements, net	823	981
Intangible assets, net	1,511	1,975
Restricted cash	900	900
Other non-current assets	90	91
Total assets	$ 30,271	$ 27,758
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,898	$ 2,925
Other accrued expenses	4,058	3,057
Accrued compensation	1,837	1,636
Accrued legal fees	—	534
Deferred revenue	3,693	355
Total current liabilities	12,486	8,507
Deferred rent	311	309
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Preferred stock, no par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value: 37,500,000 shares authorized; 10,162,589 shares issued and outstanding at December 31, 2009 and 37,500,000 shares authorized; 10,082,654 shares issued and outstanding at December 31, 2008	123,572	122,660
Accumulated other comprehensive loss	(746)	(1,048)
Accumulated deficit	(105,352)	(102,670)
Total shareholders' equity	17,474	18,942
Total liabilities and shareholders' equity	$ 30,271	$ 27,758

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	2009	2008
Revenue:		
Software	$36,530	$38,518
Service	27,849	27,239
Total revenue	64,379	65,757
Cost of revenue:		
Software	27,810	30,098
Service (1)	23,167	18,499
Total cost of revenue	50,977	48,597
Gross profit	13,402	17,160
Operating expenses:		
Selling, general and administrative (1)	12,012	12,142
Research and development (1)	4,287	3,276
Total operating expenses	16,299	15,418
Gain on sale of patents	—	300
Income (loss) from operations	(2,897)	2,042
Interest and other income, net	139	43
Income (loss) before income taxes	(2,758)	2,085
Income tax expense (benefit)	(76)	122
Net income (loss)	$(2,682)	$ 1,963
Basic income (loss) per share	$ (0.27)	$ 0.20
Diluted income (loss) per share	$ (0.27)	$ 0.19
Shares used in calculation of net income (loss) per share:		
Basic	10,097	10,023
Diluted	10,097	10,393

(1) Includes the following amounts related to stock-based compensation expense:

	2009	2008
Cost of revenue—service	$ 321	$ 410
Selling, general and administrative	534	934
Research and development	47	81
Total stock-based compensation expense	$ 902	$ 1,425

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit (1)	Total Shareholders' Equity (1)
	Shares	Amount	Shares	Amount			
Balance, December 31, 2007	—	—	9,967,618	121,118	(409)	(104,633)	16,076
Net income	—	—	—	—	—	1,963	1,963
Foreign currency translation adjustment	—	—	—	—	(71)	—	(71)
Unrealized loss on investments	—	—	—	—	(568)	—	(568)
Comprehensive income	—						1,324
Exercise of stock options	—	—	46,507	117	—	—	117
Issuance of restricted stock	—	—	68,529	—	—	—	—
Stock-based compensation	—	—	—	1,425	—	—	1,425
Balance, December 31, 2008	—	$—	10,082,654	$122,660	$(1,048)	$(102,670)	$18,942
Net loss	—	—	—	—	—	(2,682)	(2,682)
Foreign currency translation adjustment	—	—	—	—	42	—	42
Unrealized gain on investments	—	—	—	—	260	—	260
Comprehensive loss	—	—					(2,380)
Exercise of stock options	—	—	5,023	10	—	—	10
Issuance of restricted stock	—	—	74,912	—	—	—	—
Stock-based compensation	—	—	—	902	—	—	902
Balance, December 31, 2009	—	$—	10,162,589	$123,572	$ (746)	$(105,352)	$17,474

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009	2008
	(In thousands)	
Cash flows from operating activities:		
Net income (loss)	$(2,682)	$ 1,963
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Other than temporary impairment charge on auction rate securities	—	378
Gain on sale of patents	—	(300)
Depreciation and amortization	945	596
Stock-based compensation	902	1,425
Changes in operating assets and liabilities:		
Accounts receivable, net	1,537	(2,057)
Prepaid expenses and other assets	60	(339)
Accounts payable and accrued liabilities	640	292
Deferred revenue	3,333	(138)
Deferred rent	2	(22)
Net cash provided by operating activities	4,737	1,798
Cash flows from investing activities:		
Purchases of equipment and furniture	(278)	(608)
Acquisition of TestQuest assets and associated capitalized costs	(43)	(2,319)
Purchases of investments	—	(700)
Maturities of investments	750	4,650
Proceeds from sale of patents	—	300
Proceeds from reduction of restricted cash	—	150
Net cash provided by investing activities	429	1,473
Cash flows from financing activities:		
Proceeds from exercise of stock options	10	117
Net cash provided by financing activities	10	117
Effect of exchange rate changes on cash	39	(62)
Net increase in cash and cash equivalents	5,215	3,326
Cash and cash equivalents, beginning of year	7,703	4,377
Cash and cash equivalents, end of year	$12,918	$ 7,703

Form 10-K

See notes to Consolidated Financial Statements.

BSQUARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Accounting Policies

Description of Business

BSQUARE Corporation (BSQUARE), a Washington corporation, and its subsidiaries (collectively, "the Company") provide software and engineering services to companies that develop smart devices and to companies that assist others in developing smart devices. A smart device is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and may be connected to a network via a wired or wireless connection. Examples of smart devices include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and devices targeted at automotive applications. The Company primarily focuses on smart devices that utilize embedded versions of the Microsoft Windows family of operating systems, specifically Windows CE, Windows XP Embedded and Windows Mobile™. However, as a result of several acquisitions, coupled with a strategic intent to broaden the Company's market focus, the Company will provide software and engineering services to customers developing devices utilizing other operating systems such as Android, Linux and Symbian.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue and expenses and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates. Estimates are used for, but not limited to, recognizing revenue, assessing the adequacy of the allowance for doubtful accounts, estimating the percentage-of-completion on fixed price service contracts, and estimating the realization of deferred tax assets among other things. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements.

Income (Loss) Per Share

Basic income per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options and warrants. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock and if-converted method in the case of stock options and warrants, respectively. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. Restricted stock awards are considered outstanding and included in the computation of basic income per share when the restrictions of the awards expire and the awards are no longer forfeitable. Restricted stock units, which vest over a period of two to four years, are included in the basic share count only when vested. Shares excluded from the calculation of diluted income per share because the effect would have been anti-dilutive were 0 for 2009, and 700,000 for 2008, respectively.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted income per share (in thousands):

	2009	2008
Weighted average shares outstanding for basic income (loss) per share	10,097	10,023
Dilutive effect of common stock equivalent shares	—	370
Weighted average shares outstanding for diluted income (loss) per share	10,097	10,393

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts.

Restricted Cash

Restricted cash represents deposits held at a financial institution as security for an outstanding letter of credit expiring in 2014 related to the Company's headquarters lease obligation.

Long-term Investments

Long-term investments consist of auction rate securities ("ARS"), which are recorded at their estimated fair value.

Financial Instruments and Concentrations of Risk

Financial instruments are comprised of cash and cash equivalents, investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates fair value.

Allowance for Doubtful Accounts

Accounts receivable balances are net of an estimated allowance for doubtful accounts. Credit evaluations of customers' financial condition are ongoing and collateral is not generally required. Estimates of the collectability of accounts receivable are used to records an allowance for doubtful accounts. Many factors are used when evaluating the allowance for doubtful accounts, including analysis of accounts receivable and historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment history. Because the allowance for doubtful accounts is an estimate, it may be necessary to adjust it if actual bad debt expense exceeds the estimated reserve.

Equipment, Furniture and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over estimated useful lives as follows:

Computer equipment and software	3 years
Office furniture and equipment	3 – 5 years

Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives, ranging from 2 to 10 years. Maintenance and repairs costs are expensed as incurred. When assets are retired or otherwise disposed of, gains or losses are included in the statement of operations. When facts and circumstances indicate that the value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected undiscounted future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations based on the difference between the carrying value of the asset and its fair value.

Intangible Assets

Intangible assets were recorded as a result of asset acquisitions and are stated at estimated fair value at the time of acquisition less accumulated amortization. Amortization is provided on the straight-line method over estimated useful lives as follows:

Acquired technology	2 – 5 years
Customer relationships	8 years
Tradenames and trademarks	4 years

When facts and circumstances indicate that the value of long lived intangible assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the long lived intangible asset to projected undiscounted future cash flows. Upon indication that the carrying value of such long lived intangible assets may not be recoverable, an impairment loss is recognized as a charge against current operations based on the difference between the carrying value of the asset and its fair value.

Software Development Costs

No software development costs have been capitalized due to being immaterial.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense was $149,000 in 2009 and $142,000 in 2008.

Stock-Based Compensation

Compensation expense associated with stock options and other forms of equity compensation are recognized using the straight-line method over the life of each vesting traunch of the awards. Compensation expense includes the impact of an estimate for forfeitures for all stock options.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss refers to revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of shareholders' equity but are excluded from the calculation of net income (loss). Accumulated other comprehensive loss is comprised of foreign currency translation adjustments resulting from the Company's subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses, net of tax as applicable, on investments.

The components of accumulated other comprehensive loss were as follows (in thousands):

	December 31,	
	2009	2008
Unrealized loss on investments	$(308)	$ (568)
Foreign currency translation	(438)	(480)
Accumulated other comprehensive loss	$(746)	$(1,048)

Income Taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for on the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency

The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and revenue and expense accounts at the average exchange rates during the year. Resulting translation adjustments are included in "Accumulated other comprehensive loss," a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the period incurred and were not significant for any of the periods presented.

Revenue Recognition

The Company recognizes revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents, and time records are generally used to verify delivery. The Company assesses whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, the Company will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. The Company does defer costs associated with these uncontracted engagements even though the underlying contract might be signed prior to the Company reporting its results.

The Company recognizes software revenue upon shipment provided that no significant obligations remain on its part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts and training services is recognized as services are performed. Certain fixed-price and time and materials with cap engineering service contracts that require significant production, modification, or customization of software, are accounted for using the percentage of completion method. The Company uses the percentage-of-completion method of accounting because it is the most accurate method to recognize revenue based on the nature and scope of the Company's fixed-price professional engineering service contracts; it is a better measure of periodic income results than other methods and it better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. The Company relies on estimates of total expected hours as a measure of performance in order to determine the amount of revenue to be recognized. Revisions to hour and cost estimates are incorporated in the period the amounts are recognized if the results of the period have not been reported by the Company; otherwise, the revision of estimates are recognized in the period in which the facts that give rise to the revision become known.

The Company also enters into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support or maintenance ("PCS"). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements, whether undelivered elements are essential to the functionality of delivered elements, and when to recognize revenue. PCS includes rights to upgrades, when and if available, telephone support, updates, and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing VSOE have an impact on the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled. As a result, contract interpretations and assessments of fair value are sometimes required to determine the appropriate accounting.

When engineering services and royalties are contained in a single arrangement, the Company recognizes revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. The Company recognizes royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the revenue recognition criteria are met, particularly that collectability is reasonably assured.

Recently Issued Accounting Pronouncements

In December 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, which codifies SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. The Company does not expect the adoption of ASU 2009-13 to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, which amends ASC Topic 605-25, *Revenue Recognition —Multiple-Element Arrangements*. Under this standard, management is no longer required to obtain vendor-specific objective evidence or third party evidence of fair value for each deliverable in an arrangement with multiple elements, and where evidence is not available we may now estimate the proportion of the selling price attributable to each deliverable. The Company does enter into arrangements in which a customer purchases a combination of software licenses, engineering services and PCS, the accounting of which may be affected by the adoption of this standard. However, the Company cannot reasonably estimate the effect of adopting this standard on future financial periods as the impact will vary based on actual volume of activity under these types of revenue arrangements.

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements*, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

2. Cash, Cash Equivalents, Long-term Investments and Restricted Cash

The Company's cash, cash equivalents, long term investments and restricted cash consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Cash and cash equivalents:		
Money market funds	$12,101	$6,624
Demand deposits	817	1,079
	$12,918	$7,703
Long-term investments:		
Auction rate securities	$ 4,189	$4,679
Restricted cash:		
Commercial time deposits	$ 900	$ 900

The Company's long-term investments consist entirely of ARS. ARS are securities whose interest or dividend rate was historically reset through a Dutch Auction process, usually every 7, 28 or 35 days. ARS historically trade at par and are callable at par on any interest payment date at the option of the issuer. Although ARS were issued and rated as long-term, they were generally priced, traded and classified as short-term instruments because of the interest rate reset mechanism and the ability of the holders to sell their position at a reset date. During February 2008, the ARS auction process began to "fail" broadly throughout the market. These investments are currently illiquid and the Company is unable to determine with any certainty when these investments will become liquid. The liquidity of these investments is contingent on redemption of the investments by the issuers, settlement by the underwriters and/or secondary offerors, or sales of the securities in a secondary market.

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Directly or indirectly observable market-based inputs or unobservable inputs used in models or other valuation methodologies.

Level 3: Unobservable inputs that are not corroborated by market data. The inputs require significant management judgment or estimation.

Historically, the fair value of the Company's ARS approximated par value due to the frequent resets through the auction process. While the ARS continue to earn interest at the maximum contractual rate, there is no active market for these investments, and therefore these investments do not currently have a readily determinable market value.

Due to the lack of observable market quotes on the ARS, the fair value measurements have been estimated using Level 3 inputs. The fair value was based on factors that reflect assumptions market participants would use in pricing, including, among others: relevant future market conditions including those that are based on the expected cash flow streams, the underlying financial condition and credit quality of the issuer, and the maturity of the securities, as well as the market activity of similar securities.

The Company obtained an independent valuation of its ARS as of December 31, 2009, and determined the fair value to be $4.2 million, as compared to par value of $4.9 million. As a result, the Company has adjusted the carrying value of its ARS downward by $686,000 as of December 31, 2009. Of this amount, $378,000 was deemed to be other-than-temporary during 2008, and was recorded as a charge to interest and other income, net during that period. The remainder of the valuation allowance has been deemed to be temporary and recorded in accumulated other comprehensive loss. Factors considered in determining whether a loss is temporary include the length of time and extent to which the investment's fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

ARS have been classified as long-term investments due to the uncertainty regarding these investments will be liquidated. Fair value measurements of the Company's ARS as of December 31, 2009 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Direct or Indirect Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)		
Auction rate securities:				
Student loan backed	$—	$—	$3,698	$3,698
Closed-end funds	—	—	369	369
Corporate collateral	—	—	122	122
Total auction rate securities	$—	$—	$4,189	$4,189

The following table reconciles the beginning and ending balances for auction rate securities using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3):			
	Student Loan Backed	Closed-end Funds	Corporate Collateral	Total
Balance at December 31, 2008	$3,603	$ 954	$122	$4,679
Redemptions at par	(75)	(675)	—	(750)
Reversal of unrealized loss due to sale of security	6	58	—	64
Reversal of unrealized loss due to increase in valuation	164	32		196
Balance at December 31, 2009	$3,698	$ 369	$122	$4,189

3. Equipment, Furniture and Leasehold Improvements

Major components of equipment, furniture, and leasehold improvements consist of the following (in thousands):

	December 31,	
	2009	2008
Computer equipment and software	$ 3,452	$ 3,190
Office furniture and equipment	1,321	1,309
Leasehold improvements	633	624
	5,406	5,123
Less: accumulated depreciation and amortization	(4,583)	(4,142)
	$ 823	$ 981

Depreciation expense of equipment, furniture and leasehold improvements was $384,000 in 2009 and $456,000 in 2008.

4. Business Combinations

In November 2008, the Company entered into an agreement to purchase certain assets from TestQuest, Inc. ("TestQuest") in exchange for approximately $2.1 million in cash, after permitted adjustments, and the assumption of certain obligations. The Company primarily purchased intellectual property and accounts receivable, and assumed certain contracts. The transaction was accounted for under the purchase method of accounting and, accordingly, the purchased assets and assumed liabilities were recorded at their estimated fair values. The purchase price allocation resulted in an excess of purchase price over net tangible assets acquired of $1.9 million which was attributed to acquired technology, customer relationships and tradenames and trademarks. The weighted average amortization period assigned to the acquired intangible assets is approximately 62 months.

5. Intangible Assets

Intangible assets relate to customer relationships, tradenames, trademarks and technology acquired from TestQuest in November 2008 and from NEC Corporation of America in December 2007. The following table presents the Company's gross carrying value of the acquired intangible assets subject to amortization and accumulated amortization thereof (in thousands):

	December 31,	
	2009	2008
Gross carrying value of the acquired intangible assets subject to amortization	$2,158	$2,115
Accumulated amortization	(647)	(140)
Net book value	$1,511	$1,975

As of December 31, 2009, 83% of the gross carrying value represents acquired technology while 79% of the net book value represents acquired technology. Amortization expense was $506,000 and $89,000 for 2009 and 2008 respectively. Amortization in future periods is expected to be as follows (in thousands):

2010	$ 464
2011	334
2012	330
2013	278
2014	37
Thereafter	68
Total	$1,511

6. Income Taxes

Income (loss) before taxes consists of the following (in thousands):

	2009	2008
U.S.	$(2,215)	$ 957
Foreign	(543)	1,128
Total	$(2,758)	$2,085

Income tax expense (benefit) consists of the following (in thousands):

	2009	2008
Federal	$ (26)	$ 55
State and local	—	—
Foreign	(50)	67
Total	$ (76)	$122

The components of net deferred tax assets consist of the following (in thousands):

	December 31,	
	2009	2008
Deferred income tax assets:		
Depreciation and amortization	$ 1,294	$ 1,322
Accrued expenses and reserves	716	569
Net operating loss carryforwards	22,728	22,211
Capital loss carryforward	135	135
Research and development credit carryforward	2,264	2,168
Stock-based compensation	495	492
Other	110	107
Gross deferred tax assets	27,742	27,004
Less: valuation allowance	(27,742)	(27,004)
Net deferred tax assets	$ —	$ —

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

	2009	2008
Taxes at the U.S. statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
Tax Credits	4.8	0.0
State Income Tax	1.9	3.1
International operations	(0.5)	2.8
Incentive stock options	(9.1)	0.0
Capital loss expiration	0.0	112.7
Valuation allowance	(27.5)	(149.9)
Other, net	(0.7)	3.2
	2.9%	5.9%

The Company has provided a full valuation allowance on its deferred tax assets because of the uncertainty regarding their realizability. The valuation allowance decreased $0.1 million in 2009 and $3.1 million in 2008. At December 31, 2009, the Company had approximately $66.8 million of net operating loss carryforwards and $2.3 million of tax credit carryforwards, which begin to expire in 2022. Utilization of these net operating losses and tax credits may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events which cause limitations in the amount of net operating losses and tax credits that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During 2009 and 2008 the Company recognized no interest or penalties.

The Company continually evaluates whether it has established a nexus in new jurisdictions. The Company analyzed tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise, including the right of offsets from customers, will ultimately have a material effect on its consolidated results of operations, financial position or cash flows.

With few exceptions, the Company is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2006.

7. Commitments and Contingencies

Contractual Commitments

The Company's principal commitments consist of obligations outstanding under operating leases, which expire through 2014. The Company has lease commitments for office space in Bellevue, Washington; San Diego, California; Longmont, Colorado; Boston, Massachusetts; Chanhassen, Minnesota; Dallas, Texas; Vancouver, British Columbia, Canada; Taipei, Taiwan; Beijing, China and Tokyo, Japan. The company leases office space in Akron, Ohio on a month-to-month basis.

Under the terms of the Company's corporate headquarters lease signed in February 2004, if the Company defaults under its lease, the landlord has the ability to demand payment for cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord can demand repayment was $1.1 million at December 31, 2009 and decreases on the straight-line basis over the length of the lease, which expires in 2014.

Rent expense was $1.5 million in 2009 and $1.2 million in 2008.

As of December 31, 2009, the Company had $900,000 pledged as collateral for a bank letter of credit under the terms of its headquarters facility lease. The pledged cash supporting the outstanding letter of credit is recorded as restricted cash.

Operating lease commitments at December 31, 2009 are as follows (in thousands):

2010	$1,237
2011	1,064
2012	1,079
2013	1,089
2014	770
Thereafter	—
Total commitments	$5,239

Legal Proceedings

IPO Litigation

In Summer and early Fall 2001, four shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company, certain of the Company's current and former officers and directors (the "Individual Defendants"), and the underwriters of the Company's initial public offering (the "Underwriter Defendants"). The complaints were consolidated into a single action and a Consolidated Amended Complaint, which was filed on April 19, 2002. The operative complaint alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The suit purported to be a class action filed on behalf of purchasers of the Company's common stock during the period from October 19, 1999 to December 6, 2000. The plaintiffs alleged that the Underwriter Defendants agreed to allocate stock in the Company's initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs alleged that the prospectus for the Company's initial public offering was false and misleading in violation of the securities laws because the Company did not disclose these arrangements. The action sought damages in an unspecified amount. On December 5, 2006, the Second Circuit Court of Appeals vacated a decision by the district court granting class certification in six of the coordinated cases, which are intended to serve as test, or "focus" cases. The plaintiffs selected these six cases, which do not include the Company. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

The parties in the approximately 300 coordinated cases, including the parties in the Company's case, reached a settlement in early 2009. As part of the settlement, the insurers for the issuer defendants will make the entire settlement payment on behalf of the issuers, including the Company. On October 5, 2009, the district court granted final approval of the settlement. Three objectors filed a petition to the Second Circuit seeking permission to appeal the district court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the district court's order certifying classes in the focus cases. Six notices of appeal have also been filed, including one notice filed by the group of objectors that filed the petition to appeal. Following the district court's final approval of the settlement, the Company determined that it is unlikely that the Company will be liable for any damages that will not be paid for by the Company's insurance carriers, even if any appeals are successful. As a result, it was determined that an accrued legal fees liability of $534,000 was no longer probable. Consequently, this liability was reversed, which resulted in a reduction of selling, general and administrative expense during 2009. However, due to the inherent uncertainties of litigation, subsequent events could affect the assessment of this liability and this disclosure.

8. Shareholders' Equity

Stock Options

The Company adopted a Stock Option Plan (the "Plan"), under which non-qualified stock options may be granted with a fixed exercise price that is typically fair market value on the date of grant. These options have a term of up to 10 years and vest over a predetermined period, generally four years. Incentive stock options granted under the Plan may only be granted to employees of the Company, have a term of up to 10 years, and shall be granted with an exercise price equal to the fair market value of the Company's stock on the date of grant. The Plan also allows for awards of stock appreciation rights, restricted and unrestricted stock, and restricted stock units. The Plan allows for an automatic annual increase in the number of shares reserved for issuance during each of the Company's fiscal years. Such automatic annual increase is in an amount equal to the lesser of: (i) four percent of the Company's outstanding shares at the end of the previous fiscal year, (ii) an amount determined by the Company's Board of Directors, or (iii) 375,000 shares.

Stock-Based Compensation

The Company records compensation expense associated with stock options and other forms of equity compensation using the straight-line method over the life of each vesting traunch of the awards. Compensation expense includes the impact of an estimate for forfeitures for all stock options. The impact on the Company's results of operations of recording stock-based compensation expense was as follows (in thousands):

	2009	2008
Cost of revenue—service	$321	$ 410
Selling, general and administrative	534	934
Research and development	47	81
Total	$902	$1,425

Stock-based compensation expense reduced net income by $902,000 and diluted income per share by $0.09 in 2009 and reduced net income by $1.4 million and diluted income per share by $0.14 in 2009.

Key Assumptions

The fair value of the Company's equity awards, primarily its stock option grants, was estimated on the date of grant using the Black-Scholes-Merton option pricing model, with the following weighted average assumptions:

	2009	2008
Dividend yield	0%	0%
Expected life	4.4 years	4.4 years
Expected volatility	72%	76%
Risk-free interest rate	1.8%	2.5%
Estimated forfeitures	18%	21%

Expected Dividend: The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The dividend yield is determined by dividing the expected per share dividend during the coming year by the grant date stock price. The expected dividend assumption is based on the Company's current expectations about its anticipated dividend policy.

Expected Life: The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience and vesting schedules of similar awards.

Expected Volatility: The Company's expected volatility represents the weighted average historical volatility of the Company's common stock for the most recent four-year period.

Risk-Free Interest Rate: The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards do not correspond with the terms for which interest rates are quoted, the Company performed a straight-line interpolation to determine the rate from the available term maturities.

Estimated Forfeitures: Estimated forfeitures represents the Company's historical forfeitures and considers termination behavior as well as analysis of actual option forfeitures.

Stock Option Activity

The following table summarizes stock option activity under the Plan for 2008 and 2009:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	1,886,717	4.36		
Granted at fair value	297,500	4.02		
Exercised	(46,507)	2.52		
Forfeited	(68,495)	2.92		
Expired	(39,419)	11.26		
Outstanding at December 31, 2008	2,029,796	$ 4.27	6.53	$103,000
Granted at fair value	249,400	2.37		
Exercised	(5,023)	2.05		
Forfeited	(54,403)	3.38		
Expired	(48,300)	15.53		
Outstanding at December 31, 2009	2,171,470	$ 3.83	5.62	$213,000
Vested and expected to vest at December 31, 2009	1,948,800	$ 3.88	5.51	$196,000
Exercisable at December 31, 2009	1,628,966	$ 4.01	5.38	$170,000

The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the quoted price of the Company's common stock for the number of options that were in-the-money at December 31, 2009. The Company issues new shares of common stock upon exercise of stock options.

At December 31, 2009, total compensation cost related to stock options granted to employees under the Plan but not yet recognized was $336,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a weighted-average period of approximately 1.5 years.

The following table summarizes certain information about stock options for 2009 and 2008:

	2009	2008
Weighted—average grant-date fair value for options granted during the year	$ 1.30	$ 2.75
Options in-the-money at December 31	595,831	562,738
Aggregate intrinsic value of options exercised	$ 2,005	$ 91,150

The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the quoted price of the Company's common stock for the number of options that were in-the-money at year end. The Company issues new shares of common stock upon exercise of stock options.

Restricted Stock Activity

In August 2007, the Company began issuing restricted stock awards to its Board of Directors. These awards are subject to forfeiture until the twelve month anniversary of the grant date. The following table summarizes restricted stock award activity under the Plan for 2008 and 2009:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2008	21,000	$6.32
Awarded	42,000	4.29
Released	(21,000)	6.32
Forfeited	—	—
Outstanding at December 31, 2008	42,000	$4.29
Awarded	42,000	2.19
Released	(42,000)	4.29
Forfeited	—	—
Outstanding at December 31, 2009	42,000	$2.19

At December 31, 2009, total compensation cost related to restricted stock awards granted under the Plan but not yet recognized was $41,000. This cost will be amortized on the straight-line method over a period of approximately 0.5 years.

In December 2007, the Company began issuing restricted stock units to employees. These awards are subject to forfeiture for a period of two to four years. The following table summarizes restricted stock unit activity under the Plan for 2008 and 2009:

	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	94,728		
Awarded	26,717		
Released	(32,107)		
Forfeited	(16,575)		
Outstanding at December 31, 2008	72,763	1.46	$172,000
Awarded	73,000		
Released	(29,494)		
Forfeited	(8,815)		
Outstanding at December 31, 2009	107,454	1.52	$269,000
Expected to vest at December 31, 2009	69,246	1.31	$173,116

At December 31, 2009, total compensation cost related to restricted stock units granted under the Plan but not yet recognized was $141,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 1.5 years.

Common Stock Reserved for Future Issuance

The Company had the following shares of common stock reserved for future issuance:

	December 31,	
	2009	2008
Stock options outstanding	2,171,470	2,029,796
Restricted stock units outstanding	111,397	72,763
Stock options available for future grant	321,543	302,740
Common stock reserved for future issuance	2,604,410	2,405,299

9. Employee Benefit Plan

Profit Sharing and Deferred Compensation Plan

The Company has a Profit Sharing and Deferred Compensation Plan (Profit Sharing Plan) under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate. In 2008, the Company elected to match the participants' contributions to the Profit Sharing Plan up to a certain amount, however the Company temporarily suspended matching participant contributions in February 2009. Participants will receive their share of the value of their investments, and any applicable vested match, upon retirement or termination. The Company made matching contributions of $51,000 in 2009 and $353,000 in 2008. The Company has not made a decision whether or when the Company match will be reinstituted.

10. Supplemental Disclosure of Cash Flow Information (in thousands)

	2009	2008
Cash paid for income taxes	$72	$116

All other significant non-cash financing activities are described elsewhere in the financial statements or the notes thereto.

11. Significant Risk Concentrations

Significant Customer

The Ford Motor Company ("Ford") accounted for $14.9 million, or 23%, of total revenue in 2009. No other customer accounted for 10% or more of total revenue in 2009. Ford accounted for $6.8 million, or 10%, of total revenue in 2008. No other customer accounted for 10% or more of total revenue in 2008. The current project with Ford is expected to be completed in the second quarter of 2010, and has $3.9 million of revenue remaining to be recognized as of December 31, 2009.

As of December 31, 2009, Ford had an accounts receivable balance of $2.4 million, or 26% of total accounts receivable, substantially all of which was subsequently collected. No other customer accounted for 10% or more of total accounts receivable as of December 31, 2009. Ford had an accounts receivable balance of $3.7 million, or 34% of total accounts receivable, as of December 31, 2008. No other customer accounted for 10% or more of total accounts receivable as of December 31, 2008.

Significant Supplier

The Company has an OEM Distribution Agreement ("ODA") with Microsoft, which enables the Company to sell Microsoft Windows Embedded operating systems to its customers in the United States, Canada, the Caribbean (excluding Cuba) and Mexico. Software sales under this agreement constitute a significant portion of the Company's revenue. If the ODA were terminated, the Company's software revenue and resulting gross profit would decrease significantly. The ODA is currently renewable semi-annually, and there is no automatic renewal provision in the agreement. The ODA will expire on June 30, 2010.

The Company signed an additional distribution agreement (the "Winmo ODA") with Microsoft in November 2009, under which the Company is licensed to sell Microsoft Windows Mobile operating systems and related applications such as Microsoft's Office Mobile. This agreement will expire in November 2010. The Company did not generate any revenue from the sales of Windows Mobile operating systems, or related products, in 2009.

12. Geographic and Segment Information

The Company has one operating segment, software and services delivered to smart device makers.

The following table summarizes information about the Company's revenue and long-lived asset information by geographic areas (in thousands):

	2009	2008
Total revenue:		
North America	$60,948	$60,611
Asia	2,787	4,534
Other foreign	644	612
Total revenue (1)	$64,379	$65,757

	December 31,	
	2009	2008
Long-lived assets:		
North America	$ 2,231	$ 2,808
Asia	103	148
Total long-lived assets	$ 2,334	$ 2,956

(1) Revenue is attributed to countries based on location of customer invoiced.

13. Quarterly Financial Information (Unaudited)

Following is a summary of unaudited quarterly financial information for 2009 and 2008:

	Condensed Consolidated Statements of Operations 2009			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$16,677	$16,114	$16,399	$15,189
Gross profit	4,432	4,405	3,402	1,163
Income (loss) from operations	(244)	384	70	(3,107)
Net income (loss)	$ (90)	$ 348	$ 71	$ (3,011)
Basic income (loss) per share	$ (0.01)	$ 0.03	$ 0.01	$ (0.30)
Diluted income (loss) per share	$ (0.01)	$ 0.03	$ 0.01	$ (0.30)
Shares used in calculation of income (loss) per share:				
Basic	10,086	10,110	10,126	10,106
Diluted	10,086	10,191	10,265	10,106

	Condensed Consolidated Statements of Operations 2008			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$ 17,058	$ 15,426	$ 16,202	$ 17,071
Gross profit	4,541	3,721	4,433	4,465
Income (loss) from operations	888	177	1,105	(128)
Net income (loss)	$ 931	$ 255	$ 1,147	$ (370)
Basic income (loss) per share	$ 0.09	$ 0.03	$ 0.11	$ (0.04)
Diluted income (loss) per share	$ 0.09	$ 0.02	$ 0.11	$ (0.04)
Shares used in calculation of income (loss) per share:				
Basic	9,977	10,011	10,039	10,063
Diluted	10,149	10,253	10,103	10,063

	Condensed Consolidated Balance Sheets 2009			
	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 9,302	$ 6,210	$ 10,475	$ 12,918
Accounts receivable, net	10,123	14,285	12,092	9,192
Total current assets	20,177	21,057	23,242	22,758
Long-term investments	4,621	4,692	4,199	4,189
Total assets	28,570	29,355	30,866	30,271
Accounts payable	1,862	2,184	3,046	2,898
Other accrued expenses	3,968	3,942	4,242	4,058
Accrued compensation	2,056	1,795	1,592	1,837
Total current liabilities	9,108	9,171	10,372	12,486
Common stock	122,892	123,105	123,292	123,572
Accumulated deficit	(102,760)	(102,412)	(102,341)	(105,352)
Total shareholders' equity	19,147	19,861	20,165	17,474
Total liabilities and shareholders' equity	28,570	29,355	30,866	30,271

	Condensed Consolidated Balance Sheets 2008			
	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 6,695	$ 8,958	$ 9,158	$ 7,703
Accounts receivable, net	9,837	9,068	10,310	10,726
Total current assets	17,601	18,656	20,704	19,132
Long-term investments	7,950	6,525	5,434	4,679
Total assets	27,678	27,315	28,317	27,758
Accounts payable	3,332	3,103	2,527	2,925
Other accrued expenses	3,927	3,045	3,477	3,057
Accrued compensation	1,678	1,555	1,782	1,636
Total current liabilities	9,886	8,812	8,842	8,507
Common stock	121,535	121,941	122,319	122,660
Accumulated deficit	(103,702)	(103,447)	(102,300)	(102,670)
Total shareholders' equity	17,467	18,186	19,162	18,942
Total liabilities and shareholders' equity	27,678	27,315	28,317	27,758

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A(T). ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 31, 2009, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act and includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on its assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Certain information required by this Item regarding our directors and executive officers is set forth in Part I of this report under Item 1, "Business—Directors and Executive Officers" and is incorporated herein by this reference.

The information required by this Item regarding compliance by our directors, executive officers and holders of ten percent of a registered class of our equity securities with Section 16(a) of the Securities Exchange Act of 1934 is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

The remaining information required by this Item is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the caption "Corporate Governance" and is incorporated herein by this reference.

Item 11. ***Executive Compensation.***

The information required by this Item is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Executive Officer Compensation" and is incorporated herein by this reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item regarding security ownership is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the caption "Security Ownership of Principal Shareholders, Directors and Management" and is incorporated herein by this reference.

The information required by this Item regarding equity compensation plan information is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the caption "Equity Compensation Plan Information" and is incorporated herein by this reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Certain Relationships and Related Transactions" and is incorporated herein by this reference.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this Item with respect to principal accountant fees and services is included in our definitive proxy statement for our 2010 annual meeting of shareholders to be filed with the SEC under the caption "The Company's Independent Auditors" and is incorporated herein by this reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements and Schedules

1. *Financial Statements.*

The following consolidated financial statements are filed as part of this report under Item 8 of Part II, "Financial Statements and Supplementary Data."

A. Consolidated Balance Sheets as of December 31, 2009 and 2008.

B. Consolidated Statements of Operations for 2009 and 2008.

C. Consolidated Statements of Shareholders' Equity for 2009 and 2008.

D. Consolidated Statements of Cash Flows for 2009 and 2008.

2. *Financial Statement Schedules.*

The following financial statement schedule is filed as part of this report:

A. Schedule II—Valuation and Qualifying Accounts.

Financial statement schedules not included herein have been omitted because they are either not required, not applicable, or the information is otherwise included herein.

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSQUARE CORPORATION

Date: March 25, 2010	By: /s/ BRIAN T. CROWLEY **Brian T. Crowley** *President and Chief Executive Officer*
Date: March 25, 2010	By: /s/ SCOTT C. MAHAN **Scott C. Mahan** *Vice President, Finance and Chief Financial Officer*

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Brian T. Crowley and Scott C. Mahan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 25, 2010, on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRIAN T. CROWLEY **Brian T. Crowley**	President and Chief Executive Officer (Principal Executive Officer)
/s/ SCOTT C. MAHAN **Scott C. Mahan**	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ELLIOTT H. JURGENSEN, JR. **Elliott H. Jurgensen, Jr.**	Chairman of the Board
/s/ DONALD B. BIBEAULT **Donald B. Bibeault**	Director
/s/ ELWOOD D. HOWSE, JR. **Elwood D. Howse, Jr.**	Director
/s/ SCOT E. LAND **Scot E. Land**	Director
/s/ WILLIAM D. SAVOY **William D. Savoy**	Director
/s/ KENDRA VANDERMEULEN **Kendra VanderMeulen**	Director

BSQUARE CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts (in thousands):

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Amounts Written Off	Balance at End of Period
December 31, 2009	$198	$25	$—	$(22)	$201
December 31, 2008	$199	$26	$—	$(27)	$198

Auction rate securities valuation allowance (in thousands):

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses (1)	Charged to Other Accounts (2)	Amounts Written Off	Balance at End of Period
December 31, 2009	$946	$—	$260	$—	$686
December 31, 2008	$—	$378	$568	$—	$946

(1) Other-than-temporary impairment charges on Auction Rate Securities were recorded against interest income, net

(2) Temporary impairment charges, and the reversal of temporary impairment charges, on auction rate securities were recorded in accumulated other comprehensive loss.

BSQUARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
3.1	Amended and Restated Articles of Incorporation		S-1	8/17/1999	3.1(a)	333-85351
3.1(a)	Articles of Amendment to Amended and Restated Articles of Incorporation		10-Q	8/7/2000	3.1	000-27687
3.1(b)	Articles of Amendment to Amended and Restated Articles of Incorporation		8-K	10/11/2005	3.1	000-27687
3.2	Bylaws and all amendments thereto		10-K	3/19/2003	3.2	000-27687
10.1*	Third Amended and Restated Stock Plan		10-K	2/19/2008	10.1	000-27687
10.1(a)*	Form of Stock Option Agreement		10-K	3/11/2005	10.1(e)	000-27687
10.1(b)*	Form of Restricted Stock Grant Agreement		10-K	2/19/2008	10.1(f)	000-27687
10.1(c)*	Form of Restricted Stock Unit Agreement		10-K	2/19/2008	10.1(g)	000-27687
10.2*	401(k) Plan		S-1/A	10/19/1999	10.3	333-85351
10.3*	Form of Indemnification Agreement		S-1	8/17/1999	10.4	333-85351
10.4	Office Lease Agreement between Seattle Office Associates, LLC and BSQUARE Corporation dated March 24, 1997 (for Suite 100)		S-1/A	10/19/1999	10.10	333-85351
10.5	Sunset North Corporate Campus Lease Agreement between WRC Sunset North and BSQUARE Corporation		S-1/A	10/19/1999	10.11	333-85351
10.6	First Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE		10-K	3/2/2000	10.6	000-27687
10.7	Single-Tenant Commercial Space Lease among One South Park Investors, Paul Enterprises and FKLM as Landlord and BSQUARE as Tenant		S-1/A	9/14/2000	10.14	333-45506
10.7(a)	Lease cancellation, termination, and release agreement among One South Park Investors, Partnership as Landlord and BSQUARE as Tenant		10-Q	8/14/2003	10.14(a)	000-27687
10.8	Single-Tenant Commercial Space Lease (NNN), dated as of August 30, 2000, by and between One South Park Investors, Partnership and BSQUARE Corporation		10-K	3/26/2001	10.15	000-27687

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
10.9	Fourth Amendment to Office Lease Agreement between WRC Sunset North LLC and BSQUARE Corporation		10-Q	11/14/2002	10.16	000-27687
10.9(a)	Fifth Amendment to Office Lease Agreement between WA—Sunset North Bellevue LLC and BSQUARE Corporation		10-K	3/30/2004	10.16(a)	000-27687
10.9(b)	Rent Deferral Agreement between WA—Sunset North Bellevue, L.L.C and BSQUARE Corporation		10-K	3/30/2004	10.16(b)	000-27687
10.10++	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated effective as of October 1, 2006		10-Q	11/9/2006	10.18	000-27687
10.10(a)++	OEM Distribution Agreement for Software Products for Embedded Systems between BSQUARE Corporation and Microsoft Licensing, GP dated effective as of July 1, 2008		10-Q	11/12/2008	10.18(d)	000-27687
10.11	Office lease Agreement between WA 110 Atrium Place, LLC and BSQUARE Corporation		10-K	3/30/2004	10.19	000-27687
10.12*	Employment Agreement between Scott C. Mahan and BSQUARE Corporation		10-K	3/30/2004	10.20	000-27687
10.13*	Employment Agreement between Carey E. Butler and BSQUARE Corporation		10-K	3/30/2004	10.21	000-27687
10.14*	Employment Agreement between Brian T. Crowley and BSQUARE Corporation		10-Q	5/12/2005	10.23	000-27687
10.15*	Employment offer letters, as amended, between Larry Stapleton and BSQUARE Corporation		10-K	3/10/2006	10.25	000-27687
10.16*	Employment offer letter between Rajesh Khera and BSQUARE Corporation		10-K	2/19/2008	10.26	000-27687
10.17++	Asset Purchase Agreement between TestQuest, Inc. and BSQUARE Corporation dated November 18, 2009		10-Q	8/6/2009	10.18	000-27687
10.18+	Hardware Design and Systems Integration Services Global Terms and Conditions between Ford Motor Company and BSQUARE Corporation dated December 30, 2009	X				
21.1	Subsidiaries of the registrant	X				

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				

+ Confidential treatment has been requested with respect to the redacted portions of the referenced exhibit.
++ Confidential treatment has previously been granted by the SEC for certain portions of the referenced exhibit.
* Indicates a management contract or compensatory plan or arrangement.

bSQUARE

BSQUARE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 22, 2010

Proxy

TO THE SHAREHOLDERS:

Notice is hereby given that the 2010 Annual Meeting of Shareholders of BSQUARE CORPORATION, a Washington corporation (the "Company"), will be held on Tuesday, June 22, 2010 at 10:00 a.m., local time, at the Company's offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, for the following purposes:

1. To elect three Class I directors to serve for the ensuing three years as members of the Company's Board of Directors and until their successors are duly elected;
2. To ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and
3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 21, 2010 as the record date for the determination of shareholders entitled to vote at this meeting. Only shareholders of record at the close of business on April 21, 2010 are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

All shareholders are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date, and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if the shareholder has previously returned a proxy.

By Order of the Board of Directors

/s/ SCOTT C. MAHAN

Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
May 4, 2010

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 22, 2010:
The proxy statement and annual report to shareholders are available at *www.bsquare.com/investor/proxy*.

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BSQUARE CORPORATION

PROXY STATEMENT FOR 2010 ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

The enclosed Proxy is solicited by the Board of Directors of BSQUARE Corporation, a Washington corporation, for use at the 2010 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, June 22, 2010 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. The Company's telephone number at its principal executive offices is (425) 519-5900. As used in this proxy statement, "we," "us," "our" and the "Company" refer to BSQUARE Corporation.

These proxy solicitation materials were mailed on or about May 4, 2010 to all shareholders entitled to vote at the Annual Meeting.

Record Date and Outstanding Shares

Only shareholders of record at the close of business on April 21, 2010 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. The only outstanding voting securities of the Company are shares of common stock, no par value. As of the Record Date, 10,188,672 shares of the Company's common stock were issued and outstanding, held by 146 shareholders of record.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to its use by delivering to the Secretary of the Company at the address referenced above, a written instrument revoking the proxy or delivering a duly executed proxy bearing a later date (in either case no later than the close of business on June 21, 2010) or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each holder of common stock is entitled to one vote for each share held.

This solicitation of proxies is made by our Board of Directors, and all related costs will be borne by the Company. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers or other employees (without additional consideration). We do not anticipate that we will engage the services of a proxy solicitor; however, the Board of Directors has authorized management to do so if it deems this action to be necessary.

Shareholders of Record and "Street Name" Holders

Where shares are registered directly in the holder's name, that holder is considered the shareholder of record with respect to those shares. If shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. Those shares are said to be held in "street name" on behalf of the beneficial owner of the shares. Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instruction form provided by that broker, bank, trust or other nominee.

Quorum; Abstentions; Broker Non-Votes

At the Annual Meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by shareholders. A quorum exists when holders of a majority of the total number of outstanding shares of common stock that are entitled to vote at the Annual Meeting are present at the Annual Meeting in person or by proxy. A quorum is necessary for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting.

Broker non-votes may occur as to shares held in street name. Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, in the absence of instructions from the beneficial owner of those shares, brokers may vote those shares on behalf of their clients with respect to "routine" matters (such as the ratification of auditors), but not with respect to non-routine matters (such as the election of directors). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that votes with respect to routine matters but not with respect to non-routine matters. The "non-vote" with respect to non-routine matters is called a "broker non-vote."

The three nominees for election to the Board of Directors who receive the greatest number of votes cast "for" the election of directors by the shares present, in person or by proxy, will be elected to the Board of Directors and abstentions and broker non-votes will have no effect on the outcome. Shareholders are not entitled to cumulate votes in the election of directors.

The approval of Proposal No. 2, the ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm, will require that the votes cast in favor of the proposal exceed the votes cast against the proposal, and abstentions and broker non-votes will have no effect on the outcome.

All shares entitled to vote and represented by properly executed, unrevoked proxies received prior to the Annual Meeting will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted *for* the election of the three Class I directors nominated by the Governance and Nominating Committee of the Board of Directors, and *for* the ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm.

If any other matters are properly presented for consideration at the Annual Meeting, which may include, for example, a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Deadlines for Receipt of Shareholder Proposals

Shareholder proposals may be included in our proxy statement and form of proxy for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of shareholder proposals in company-sponsored proxy materials. For a shareholder proposal to be considered for inclusion in our proxy statement and form of proxy for the annual meeting to be held in 2011, we must receive the proposal at our principal executive offices, addressed to the Secretary, no later than January 4, 2011. Submitting a shareholder proposal or director nomination does not guarantee that it will be included in the Company's proxy statement and form of proxy.

In addition, a shareholder proposal that is not intended for inclusion in the Company's proxy statement and form of proxy under Rule 14a-8 may be brought before the 2011 annual meeting of shareholders provided that we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary of the Company at our principal executive offices, no later than March 24, 2011. A copy of the full text of our Bylaws may be obtained by writing to the Secretary of the Company at our principal executive offices.

We strongly encourage any shareholder interested in submitting a proposal to contact the Secretary of the Company in advance of these deadlines to discuss any proposal he or she is considering, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. All notices of shareholder proposals, whether or not intended to be included in the Company's proxy materials, should be in writing and sent to our principal executive offices, located at: BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, Attention: Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

We currently have seven directors divided into three classes with overlapping three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director is removed, resigns or, by reason of death or other cause, is unable to serve in the capacity of director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Set forth below is certain information furnished to us by the director nominees and by each of the incumbent directors whose terms will continue following the Annual Meeting. There are no family relationships among our directors and officers.

Nominees For Directors

Three Class I directors are to be elected at the Annual Meeting for three-year terms ending in 2013. The Governance and Nominating Committee of the Board of Directors has nominated Elliott H. Jurgensen, Jr., Scot E. Land, and Kendra A. VanderMeulen for election as Class I directors. Mr. Land and Ms. VanderMeulen, who are also members of the Governance and Nominating Committee, abstained from voting on their own nominations.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for Messrs. Jurgensen and Land and Ms. VanderMeulen. The proxies cannot be voted for more than three nominees. These three nominees are current directors of the Company, and each has indicated that they will serve if elected. The Company does not anticipate that the nominees will be unable or unwilling to stand for election, but, if that occurs, all proxies received will be voted by the proxy holders for another person or persons nominated by the Governance and Nominating Committee.

Vote Required for Election of Directors

If a quorum is present and voting, the three nominees for election to the Board of Directors who receive the greatest number of votes cast "for" the election of directors by the shares present, in person or by proxy, will be elected to the Board of Directors.

Nominees for Class I Directors

The name of each nominee and certain information about him as of the Record Date are set forth below:

Name of Nominee	Age	Positions with the Company	Director Since
Elliott H. Jurgensen, Jr.	65	Chairman of the Board	2003
Scot E. Land	55	Director	1998
Kendra A. VanderMeulen	58	Director	2005

Elliott H. Jurgensen, Jr. has been a director of BSQUARE since January 2003 and has served as the Chairman of the Board since October 31, 2008. His term of office as a director expires at the 2010 Annual Meeting of Shareholders. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as an audit partner. During his career he held a number of leadership roles, including Managing Partner of the Bellevue, Washington office of KPMG from 1982 to 1991, and Managing Partner of the Seattle, Washington office of KPMG from 1993 to 2002. He is also a director of McCormick & Schmick's Seafood Restaurants, Inc., Isilon Systems, Inc., and Varolii Corporation. Mr. Jurgensen has a B.S. in accounting from San Jose State University. Mr. Jurgensen's career at KPMG gives him the requisite experience to qualify as an "audit committee financial expert" having "financial sophistication" for audit committee purposes. He also brings technology industry experience, experience as a public company board member, and sales and marketing experience at KPMG.

Scot E. Land has been a director of BSQUARE since February 1998. His term of office as a director expires at the 2010 Annual Meeting of Shareholders. From 2006 to 2009 Mr. Land served as founder and Executive Vice President of Veratect Corporation. During 2006, Mr. Land served as Executive Director, Program on Technology Commercialization, University of Washington. Prior to joining the faculty of the University of Washington, Mr. Land was a Managing Director of Cascadia Capital LLC. Mr. Land was a founder and Managing Director of Encompass Ventures from September 1997 to July 2005, a Senior Technology Analyst and Strategic Planning Consultant with Microsoft from June 1995 to September 1997, and a technology research analyst and investment banker for First Marathon Securities, a Canadian investment bank, from September 1993 to April 1995. From October 1988 to February 1993, Mr. Land was the President and Chief Executive Officer of InVision Technologies, a wholly owned subsidiary of GE founded by Mr. Land in October 1988, which designs and manufacturers high-speed computer-aided topography systems for automatic explosives detection for aviation security. Prior to founding InVision Technologies, Mr. Land served as a principal in the international consulting practice of Ernst & Young LLP, a public accounting firm, from April 1984 to October 1988. Mr. Land serves as a director of several privately held companies. Mr. Land brings experience as a former CEO as well as management and board experience within the Company's industry. He also has experience as a public company board member, and experience with mergers and acquisitions that are relevant to the Company.

Kendra A. VanderMeulen has been a director at BSQUARE since March 2005. Her term of office as a director expires at the 2010 Annual Meeting of Shareholders. Ms. VanderMeulen is currently the President of the Seattle Christian Foundation. She recently served as Executive Vice President, Mobile at InfoSpace, and is an active board member or advisor to a variety of companies in the wireless Internet arena, including Perlego Systems, Inc. and Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications) in 1994 to lead the formation of the wireless data division. Prior to McCaw Cellular Communications, Ms. VanderMeulen served as Chief Operating Officer and President of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a B.S. in mathematics from Marietta College and an M.S. in computer science from Ohio State University. She is the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T. Ms. VanderMeulen has broad industry experience both in management and as a board member. She also brings experience in managing product development, sales and marketing efforts, mergers and acquisitions, and directly managing engineering efforts. In addition, Ms. VanderMeulen has public company management and board member experience.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MESSRS. JURGENSEN AND LAND AND MS. VANDERMEULEN TO THE BOARD OF DIRECTORS.

Directors Continuing in Office

Class II Directors—Terms expire at the 2011 Annual Meeting of Shareholders

Donald B. Bibeault has been a director since July 2003 and served as our Chairman of the Board until October 31, 2008. Mr. Bibeault is currently President of Bibeault & Associates, Inc., a turnaround-consulting firm, a position he has held since 1975. During that period, Mr. Bibeault has served as chairman, chief executive officer, or chief operating officer of numerous corporations, including Pacific States Steel, PLM International, Best Pipe and Steel, Inc., Ironstone Group, Inc., American National Petroleum, Inc., Tyler-Dawson Supply and Iron Oak Supply Corporation. He has also served as special turnaround advisor to the CEOs of Silicon Graphics Inc., Varity Corporation and Bank of America among others. In 2005, Mr. Bibeault was given the first ever Lifetime Achievement Award by the Association of Certified Turnaround Professionals (ACTP). He has been a member of the Board of Overseers of Columbia Business School, a trustee of Golden Gate University, a member of the University of Rhode Island Business Advisory Board, and a member of the Board of Visitors of Golden Gate University Law School. Mr. Bibeault received a B.S. in electrical engineering from the University of Rhode Island, an M.B.A. from Columbia University and a PhD from Golden Gate University. He is also a recipient of a

Doctor of Laws degree (honoris causa) from Golden Gate University Law School. Donald Bibeault was commissioned through ROTC and served on active duty in the U.S. Army Combat Engineers during the Vietnam War. Mr. Bibeault came to the Company with experience as a turnaround expert in CFO, CEO and consultant roles. He also has experience with mergers and acquisitions and as a public company director.

Brian T. Crowley has been our President and Chief Executive Officer since July 2003. From April 2002 to July 2003, Mr. Crowley served as our Vice President, Product Development. From December 1999 to November 2001, Mr. Crowley held various positions at DataChannel, a market leader in enterprise portals, including Vice President of Engineering and Vice President of Marketing. From April 1999 to December 1999, Mr. Crowley was Vice President, Operations of Consortio, a software company. From December 1997 to April 1999, Mr. Crowley was Director of Development at Sequel Technology, a network solutions provider. From 1986 to December 1997, Mr. Crowley held various positions at Applied Microsystems Corporation, including Vice President and General Manager of the Motorola products and quality assurance divisions. Mr. Crowley also serves as a director of the Washington Technology Industry Association (WTIA). Mr. Crowley holds a B.S. in Electrical Engineering from Arizona State University. Mr. Crowley brings experience as the Company's CEO as well as prior management experience within the Company's industry in product development, engineering management, and mergers and acquisitions.

Class III Directors—Terms expire at the 2012 Annual Meeting of Shareholders

Elwood D. Howse, Jr. has been a director of BSQUARE since November 2002. Mr. Howse was formerly President of Cable & Howse Ventures, a Northwest venture capital management firm formed in 1977. Mr. Howse also participated in the founding of Cable, Howse and Ragen, an investment banking and stock brokerage firm, today owned by Wells Fargo and known as Ragen MacKenzie. Mr. Howse has served as corporate director and advisor to various public, private and non-profit enterprises. He served on the board of the National Venture Capital Association and is past President of the Stanford Business School Alumni Association. He currently serves on the boards of directors of Formotus, Inc., OrthoLogic Corporation (dba Capstone Therapeutics), and not-for profits Junior Achievement USA and Junior Achievement of Washington. Mr. Howse received both a B.S. in engineering and an M.B.A. from Stanford University and served in the U.S. Navy submarine force. Mr. Howse has financial expertise, as well as industry experience with portfolio companies and experience with mergers and acquisitions.

William D. Savoy has been a director of BSQUARE since May 2004. Between 2004 and 2007, Mr. Savoy consulted with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as President of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as President of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as President and Chief Executive Officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its Chief Financial Officer from August 1988 to June 1989. He is also a director of Drugstore.com, where he is a member of the audit committee and chairman of the compensation committee. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College. Mr. Savoy has financial expertise, industry experience with portfolio companies, experience managing product development, and mergers and acquisitions and he has held board positions with other publicly traded companies. He also has indirect experience managing engineering efforts.

CORPORATE GOVERNANCE

Board of Directors Leadership Structure

The Board of Directors has adopted a structure whereby the Chairman of the Board is an independent director. We believe that having a Chairman independent of management provides strong leadership for the Board of Directors and helps ensure critical and independent thinking with respect to the Company's strategy and performance. Our Chief Executive Officer is also a member of the Board of Directors as the sole management representative on the Board of Directors. We believe this is important to make information and insight directly available to the directors in their deliberations. Our Board of Directors believes that having separate positions, with an independent non-executive director serving as Chairman, is the appropriate leadership structure for our Company at this time and demonstrates our commitment to good corporate governance.

Our Chairman of the Board is responsible for the smooth functioning of our Board of Directors, enhancing its effectiveness by guiding Board of Directors processes and presiding at Board of Directors meetings and executive sessions of the independent directors. Our Chairman also presides at shareholder meetings and ensures that directors receive appropriate information from our Company to fulfill their responsibilities. Our Chairman also acts as a liaison between our Board of Directors and our executive management, promoting clear and open communication between management and the Board of Directors.

Board of Directors Role in Risk Oversight

Our Board of Directors has responsibility for the oversight of risk management. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our Company and the steps we take to manage them. While our Board is ultimately responsible for risk oversight at our Company, our Board committees assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. In particular, our Audit Committee focuses on financial and accounting risk. Our Governance & Nominating Committee focuses on the management of risks associated with Board organization, membership, structure and corporate governance. Finally, our Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and related to succession planning for our executive officers. The Board of Directors believes its current structure is proper in light of its role in the oversight of risk.

Board of Directors Independence

The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Bibeault, Howse, Jurgensen, Land, Savoy and Ms. VanderMeulen, constituting a majority of our Board of Directors, qualify as "independent" directors as defined under applicable rules of The NASDAQ Stock Market LLC ("Nasdaq") and that such directors do not have any relationship with the Company that would interfere with the exercise of their independent business judgment.

Standing Committees and Attendance

The Board of Directors held a total of seven meetings during 2009. The Board of Directors has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, an Investment Committee and an IPO Litigation Committee. From September 2004 until February 2010, the Board of Directors also had a Strategic Growth Committee. Information about these committees and committee meetings is set forth below.

The Audit Committee currently consists of Messrs. Howse (Committee Chair), Jurgensen and Land. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Howse, Jurgensen and Land qualify as "independent" directors under applicable Nasdaq and SEC rules. Each member of the Audit Committee is able to read and understand fundamental financial statements, including our balance sheets, statements of operations and statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of our financial statements, or those of any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "audit committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules. The Audit Committee is responsible for overseeing our independent auditors, including their selection, retention and compensation, reviewing and approving the scope of audit and other services by our independent auditors, reviewing the accounting principles, policies, judgments and assumptions used in preparation of our financial statements and reviewing the results of our audits. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of our internal controls and procedures, including risk management, establishing procedures regarding complaints concerning accounting or auditing matters, reviewing and, if appropriate, approving related-party transactions, and reviewing compliance with our Code of Business Conduct and Ethics. The Audit Committee held nine meetings during 2009.

In April 2009, the Audit Committee reviewed and assessed the adequacy of its written charter and recommended certain amendments to its charter. The Board of Directors approved these amendments on April 14, 2009. A current copy of the amended Audit Committee charter is available on the Company's website at www.bsquare.com on the Management and Governance page.

The Compensation Committee currently consists of Messrs. Jurgensen (Committee Chair) and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Jurgensen and Savoy qualify as "independent" and "non-employee" directors under applicable Nasdaq and SEC rules, and qualify as "outside directors" pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee makes recommendations to the Board of Directors regarding the general compensation policies of the Company as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held three meetings during 2009.

The Compensation Committee has a number of responsibilities as delineated in the Compensation Committee charter. In April 2010, the Compensation Committee reviewed and assessed the adequacy of its charter and recommended certain amendments to its charter. The Board of Directors approved these amendments on April 14, 2010. A current copy of the amended Compensation Committee charter is available on the Company's website at www.bsquare.com on the Management and Governance page. The Compensation Committee also periodically reviews the compensation of the Board of Directors and proposes modifications, as necessary, to the full Board for its consideration.

One of the primary responsibilities of the Compensation Committee is to oversee and make recommendations to the Board of Directors for its approval, with regard to the compensation programs and performance of our executive officers, which includes the following activities:

- Establishing the objectives and philosophy of the executive compensation programs;
- Designing and implementing the compensation programs;
- Evaluating performance of executives and attainment under the programs and reporting to the Board of Directors such evaluation information;
- Evaluating the Company's succession plan for its Chief Executive Officer;
- Calculating and establishing payouts and awards under the programs as well as discretionary payouts and awards;
- Reviewing base salary levels of the executives; and
- Engaging consultants to assist with program design, benchmarking, etc.

Additional information regarding the roles and responsibilities of the Compensation Committee is set forth below under "Executive Officer Compensation."

The Governance and Nominating Committee was formed in November 2008 and its charter was approved by the Board of Directors in February 2009. Its charter was reviewed and certain changes were recommended and approved by the Board of Directors on April 14, 2010. A current copy of the amended charter of the Governance and Nominating Committee is available on the Company's website at www.bsquare.com on the Management and Governance page. The Governance and Nominating Committee currently consists of Ms. VanderMeulen (Committee Chair) and Messrs. Land and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Ms. VanderMeulen and Messrs. Land and Savoy qualify as "independent" directors under applicable Nasdaq and SEC rules. The Governance and Nominating Committee met four times in 2009.

The primary responsibilities of the Governance and Nominating Committee are to:

- Develop and recommend to the Board of Directors criteria for selecting qualified director candidates;
- Identify individuals qualified to become Board members;
- Evaluate, select and recommend to the Board of Directors (for approval of at least a majority of the independent directors, or such other number as may be required by the rules and regulations of Nasdaq as in effect from time to time), director nominees for each election of directors;
- Consider the committee structure of the Board of Directors and the qualifications, appointment and removal of committee members;
- Recommend codes of conduct and codes of ethics applicable to the Company; and
- Provide oversight in the evaluation of the Board of Directors and each committee.

The Strategic Growth Committee was formed in September 2004 to assist management with the formulation of strategic growth strategies. During 2009, the Strategic Growth Committee consisted of Messrs. Savoy (Committee Chair) and Land and Ms. VanderMeulen, and held no meetings. In February 2010, the Board of Directors concluded that the Strategic Growth Committee was no longer necessary and dissolved the committee.

The Investment Committee was formed in February 2009 as an advisory committee to assist the Board of Directors in exercising its oversight of the Company's cash and investments policies. During 2009, the Investment Committee consisted of Messrs. Savoy (Committee Chair) and Howse and held two meetings.

The IPO Litigation Committee currently consists of Messrs. Jurgensen and Howse. As disclosed in the Company's filings with the SEC, the Company, and certain of its current and former officers and directors, were named as defendants in a consolidated class action lawsuit alleging violations of the federal securities laws in connection with the Company's initial public offering. In May 2003, the Board of Directors established a special IPO Litigation Committee consisting of Messrs. Jurgensen and Howse, neither of whom was a defendant in the class action litigation. The IPO Litigation Committee has the sole authority to review any proposed agreement to settle the class action litigation on behalf of the Company and to decide whether or not the Company should enter into or reject any proposed settlement. The IPO Litigation Committee held one meeting during 2009 and at this meeting reviewed and approved proposed settlement terms of the IPO Litigation. This settlement was entered into, and on October 5, 2009, the district court granted final approval of the settlement. However, the settlement is subject to pending appeals.

No director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he has been a director or committee member during 2009.

Director Nomination Process

The Board of Directors has determined that director nomination responsibilities should be handled by the Governance and Nominating Committee ("the Committee"). One of the Committee's goals is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Although the Committee and the Board of Directors do not have a formal diversity policy, the Board of Directors instructed the Committee to consider such factors as it deems appropriate to develop a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. Factors considered by the Committee include judgment, knowledge, skill, diversity (including factors such as race, gender and experience), integrity, experience with businesses and other organizations of comparable size, including experience in software products and services, business, finance, administration or public service, the relevance of a candidate's experience to the needs of the Company and experience of other Board members, familiarity with national and international business matters, experience with accounting rules and practices, the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members and the extent to which a candidate would be a desirable addition to the Board of Directors and any committees of the Board of Directors. In addition, directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders, act ethically at all times and adhere to the applicable provisions of the Company's Code of Business Conduct and Ethics. Other than consideration of the foregoing and applicable SEC and Nasdaq requirements, unless determined otherwise by the Committee, there are no stated minimum criteria, qualities or skills for director nominees, although the Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders, and provided that at least one member of the Board of Directors should meet the criteria for an "audit committee financial expert" having the requisite "financial sophistication" under applicable Nasdaq and SEC rules, and a majority of the members of the Board of Directors should meet the definition of "independent director" under applicable Nasdaq rules.

The Committee identifies director nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. The Committee also takes into account an incumbent director's performance as a Board member. If any member of the Board of Directors does not wish to continue in service, if the Committee decides not to re-nominate a member for reelection, or if the Board of Directors decides to recommend that the size of the Board of Directors be increased, the Committee identifies the desired skills and experience of a new nominee in light of the criteria described above. Current members of the Board of Directors and management are polled for suggestions as to individuals meeting the Committee's criteria. Research may also be performed to identify qualified individuals. Nominees for director are selected by a majority of the members of the Committee with any current directors who may be nominees themselves abstaining from any vote relating to their own nomination.

It is the policy of the Committee to consider suggestions for persons to be nominated for director that are submitted by shareholders. The Committee will evaluate shareholder suggestions for director nominees in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other appropriate sources. Shareholders suggesting persons as director nominees should send information about a proposed nominee to the Secretary of the Company at our principal executive offices as referenced above at least 120 days prior to the anniversary of the mailing date of the prior year's proxy statement. This information should be in writing and should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company, a description of the proposed nominee's relationship to the shareholder and any information that the shareholder feels will fully inform the Committee about the proposed nominee and his or her qualifications. The Committee may request further information from the proposed nominee and the shareholder making the recommendation.

In addition, a shareholder may nominate one or more persons for election as a director at our annual meeting of shareholders if the shareholder complies with the notice, information, consent and other provisions relating to shareholder nominees contained in our Bylaws. Please see the section above titled "Deadlines for Receipt of Shareholder Proposals" for important information regarding shareholder proposals.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics in compliance with the applicable rules of the SEC that applies to our principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions, as well as to all members of the Board of Directors and all other employees of the Company. A copy of this policy is available on the Management and Governance page on our website at www.bsquare.com or free of charge upon written request to the attention of the Corporate Secretary, by regular mail at our principal executive offices, email to *investorrelations@bsquare.com*, or facsimile at 425-519-5998. We intend to disclose, on our website, any amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the Code of Business Conduct and Ethics enumerated in applicable rules of the SEC.

2009 Director Compensation

We have established a compensation plan to attract and retain qualified non-employee directors to serve on our Board of Directors. This plan includes cash and stock awards for directors for service on the Board of Directors and on committees. Directors receive a one-time grant of 25,000 stock options when joining the board and quarterly grants of 1,500 shares of restricted stock. The Chairman of the Board receives a one-time grant of 50,000 stock options when joining the board and quarterly grants of 3,000 shares of restricted stock. If the non-employee director meets certain attendance requirements, the Company pays annual cash fees of $20,000 to directors who do not serve on any Board committees, $25,000 to directors who serve on any Board committees other than the Audit Committee, and $30,000 to directors who serve on the Audit Committee. Directors who serve on more than one committee earn additional annual cash fees of $5,000 provided that no additional amounts are paid if a director serves on more than two committees. All amounts are payable in quarterly increments. Directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. The Chairman of the Board receives an additional $10,000 in annual cash fees, payable in quarterly increments. Mr. Crowley, our President and Chief Executive Officer and a member of our Board of Directors, does not receive additional compensation for services provided as a director. The following table presents the 2009 compensation of our non-employee directors. The compensation of Mr. Crowley is described in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Donald B. Bibeault (2)	$20,000	$13,142	$33,142
Elwood D. Howse, Jr. (3)	$30,000	$13,142	$43,142
Elliott H. Jurgensen, Jr. (4)	$45,000	$26,285	$71,285
Scot E. Land (5)	$35,000	$13,142	$48,142
William D. Savoy (6)	$30,000	$13,142	$43,142
Kendra A. VanderMeulen (7)	$28,750	$13,142	$41,892

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock awards granted during 2009 in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 for stock-based compensation (formerly FAS 123R). Assumptions used in the calculation of these award amounts are included in Note 8 (Shareholders' Equity) to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2) 100,305 outstanding stock options and 24,000 restricted stock awards were held by Mr. Bibeault as of December 31, 2009.

(3) 96,875 outstanding stock options and 15,000 restricted stock awards were held by Mr. Howse as of December 31, 2009.

(4) 85,850 outstanding stock options and 21,000 restricted stock awards were held by Mr. Jurgensen as of December 31, 2009.

(5) 96,875 outstanding stock options and 15,000 restricted stock awards were held by Mr. Land as of December 31, 2009.

(6) 87,500 outstanding stock options and 15,000 restricted stock awards were held by Mr. Savoy as of December 31, 2009.

(7) 78,125 outstanding stock options and 15,000 restricted stock awards were held by Ms. VanderMeulen as of December 31, 2009.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during the past two fiscal years by (i) our chief executive officer and (ii) the two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of 2009 and whose total compensation for 2009 exceeded $100,000 in the aggregate (collectively, the "named executive officers").

Name and Principal Position	Year	Salary	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Brian T. Crowley	2009	$271,800	$ —	$ —	$ —	$ 935	$272,735
President and Chief Executive Officer	2008	$268,892	$76,133	$118,546	$ —	$7,800	$471,371
Scott C. Mahan	2009	$209,800	$ —	$ —	$ —	$1,200	$211,000
Vice President, Finance & Operations, Chief Financial Officer, Secretary and Treasurer	2008	$207,354	$29,610	$ 65,859	$ —	$7,380	$310,203
Larry C. Stapleton	2009	$157,800	$ —	$ —	$126,844	$1,551	$286,195
Vice President, Worldwide Sales and Marketing	2008	$155,815	$ —	$ 65,859	$145,135	$6,900	$373,709

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock units granted under our Annual Executive Bonus Program ("AEBP") during the indicated year in accordance with the FASB Accounting Standards Codification Topic 718 for stock-based compensation. Assumptions used in the calculation of these award amounts are included in Note 8 (Shareholders' Equity) to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Amounts represent awards made in January 2008 to Messrs. Crowley and Mahan of 15,670 and 6,536 restricted stock units, respectively, for services rendered in 2007, under the Annual Executive Bonus Program as described below. In February 2009, Messrs. Crowley and Mahan forfeited 2,521 and 1,422 unvested restricted stock units, respectively, included in such awards. All awards were fully vested as of December 31, 2009.

(2) The amounts reflect the aggregate grant-date fair value of option awards granted during the indicated year in accordance with the FASB Accounting Standards Codification Topic 718 for stock-based compensation. Assumptions used in the calculation of these award amounts are included in Note 8 (Shareholders' Equity) to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3) Represents cash awards earned by Mr. Stapleton under his incentive compensation plan in the indicated year as described below under "Incentive Compensation Plan – Sales".

(4) Represents 401(k) matching employer contributions and premiums paid by the Company under the group life insurance plan.

Employment Agreements with Named Executive Officers

We have agreements with our named executive officers, which include provisions regarding post-termination compensation. We do not have a formal severance policy or plan applicable to our executive officers as a group. Mr. Stapleton's employment with us was terminated in February 2010, and at that time he received four months of his annual base salary as a severance payment in accordance with his employment agreement. Under the agreements with Mr. Crowley and Mr. Mahan, if either officer is terminated without cause (as defined in the applicable agreement, subject to certain exceptions), they will receive termination payments equal to six months of their annual base salary, paid on our normal payroll schedule. In addition, the equity awards held by Mr. Crowley and Mr. Mahan would continue to vest post-termination over the period during which they receive these termination payments. No other benefits accrue to the named executive officers under their severance arrangements (e.g., continuation of medical benefits). The agreements for Mr. Crowley and Mr. Mahan do not provide for Annual Executive Bonus Program payouts in the event they are present only for a portion of the fiscal year. Additionally, as the agreements only speak to the termination of the officer by the Company; they do not address termination by an acquiring company of Mr. Crowley or Mr. Mahan after a change in control.

Mr. Crowley and Mr. Mahan are entitled to the termination payments described previously provided they enter into a separation and release agreement acceptable to the Company which includes, among other things, non-solicit and non-compete provisions for a period of twelve months following termination and an obligation to protect the property of the Company, including intellectual property.

There are no individual change in control agreements in effect with any of our named executive officers. The terms of the Third Amended and Restated Stock Plan (the "Plan") do not specifically provide for accelerated vesting of options for participants in the event of a change in control. Instead, the Plan provides that individual stock option agreements may provide for accelerated vesting in connection with certain transactions defined in the Plan (including certain change-in-control transactions). No outstanding stock option agreement provides for such acceleration of vesting. In addition, the Plan provides that the Board of Directors may elect to accelerate vesting for any Plan participant at such times and in such amounts as the Board of Directors determines, unless it would result in certain unfavorable accounting treatment. Any change in control agreement with an executive officer, should it be deemed necessary, would require approval by the Compensation Committee and the Board of Directors.

Determination of Compensation

Total Compensation

For purposes of evaluating executive officer compensation, the Compensation Committee primarily considers two factors:

- *Benchmark data*: Historically, the Compensation Committee has utilized the services of a compensation consultant on an annual basis to compare our executive compensation program with those of public companies in the Pacific Northwest with revenue of less than $100 million. A consultant was not engaged by the Compensation Committee in 2009 for reasons noted below.
- *Company and individual-specific factors*: In addition to considering compensation levels of executives at similar sized regional public companies, the Compensation Committee, in conjunction with the our Chief Executive Officer, also reviews the Company's financial performance objectives as well as non-financial performance objectives applicable to each executive (other than the Chief Executive Officer). The Company's financial performance objectives are determined through collaboration with the Chief Executive Officer, the Board of Directors and the Compensation Committee. The non-financial performance objectives applicable to each executive officer (other than the Chief Executive Officer) are determined in collaboration with the Chief Executive Officer, the executive officer and the Compensation Committee. The Compensation Committee, without input from the Chief Executive Officer, determines the financial and non-financial performance objectives applicable to the Chief Executive Officer.

Base Salary

The Compensation Committee's goal is to provide a competitive base salary for our executive officers. The Compensation Committee has not established any formal guidelines (e.g. pay at the 50th percentile of the benchmark group) for purposes of setting base salary but chooses instead to consider the benchmark data along with the Company's performance and the individual's performance and experience in determining what represents a competitive salary.

Our Chief Executive Officer, in conjunction with the Compensation Committee and the Board of Directors, determined that executive salaries would not be changed in 2009 in response to overall economic conditions and a need for the Company to proactively manage expenses. The Compensation Committee and the Board of Directors also determined that the Chief Executive Officer's salary would not be changed in 2009 for the same reasons.

The following table presents the current annual base salaries of our named executive officers, excluding Mr. Stapleton, whose employment with us was terminated in February 2010:

Name	Annual Base Salary
Brian T. Crowley	$270,000
Scott C. Mahan	$208,000

Annual Executive Bonus Program

The AEBP, in which executives have the potential to earn both cash and restricted stock unit awards, is maintained in collaboration between the Compensation Committee, the Board of Directors and the Chief Executive Officer (except that the Chief Executive Officer is not involved in determinations with respect to his own compensation). Grants of restricted stock units are made under the Plan. There were no awards to named executive officers under the AEBP with respect to 2008 because the Company failed to meet the minimum income target per the AEBP. There were no awards to named executive officers under the AEBP with respect to 2009 because it was determined by the Chief Executive Office, in conjunction with the Compensation Committee, that the AEBP was suspended in response to the poor economic conditions at the time, and the need for the Company to proactively manage expenses. The AEBP was reinstated in 2010.

The AEBP provides a bonus opportunity for executives based on a percentage of base salary (60% for Chief Executive Officer, 45% for Chief Financial Officer and 35% for Vice Presidents), and then modified by a Company achievement multiplier and an individual achievement multiplier. The Company achievement multiplier can range from 50% to 150% depending on the Company's adjusted net income. The individual achievement multipliers can range from 0% to 100% depending on each executive's achievement of individual objectives. Examples of these objectives are growing revenue streams, maintaining low employee turnover and improving infrastructure to enhance business velocity.

Incentive Compensation Plan—Sales

Certain sales executives participate in non-equity incentive compensation plans with provisions tailored to the particular individual. The cash incentive plans for 2009 and 2008 applicable to Mr. Stapleton provided for percentage commissions on certain quarterly revenue and gross margin results of the Company, with no minimum or maximum amounts payable.

Longer-Term Incentives

Longer-term incentives in the form of grants of stock options, restricted stock, restricted stock units and other forms of equity instruments to executive officers are governed by the Plan.

The Compensation Committee recommends grants and awards of stock options and other forms of equity instruments given to our executive officers under the Plan. Grants and awards recommended by the Compensation Committee are then submitted to the full Board of Directors for approval. Stock options have historically been granted at the time of hire of an executive officer. Further, the Compensation Committee periodically reviews the equity ownership of the executive officers and may recommend to the Board of Directors additional awards of equity instruments under the Plan based on a number of factors including Company performance and individual performance, the vested status of currently outstanding equity awards, the executive's equity ownership in relation to the other executives and other factors. The Compensation Committee maintains no formal guidelines for these periodic reviews. Stock options are awarded with exercise prices equal to the closing market price per share of our common stock on the grant date.

Other Compensation and Perquisites

Executives are eligible to participate in standard benefit plans available to all employees including the Company's 401(k) retirement plan (for which the Company provided a match subject to vesting until February 2009 at which time the match was suspended for all eligible participants), medical, dental, disability, vacation and sick leave and life and accident insurance. The same terms apply to all employees for these benefits except where the value of the benefit may be greater for executives due to the fact that they are more highly compensated than most other employees (e.g. disability benefits). We provide no pension or deferred compensation benefits for our executive officers. We do not currently have in place any tax "gross-up" arrangements with our executives.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by the named executive officers as of December 31, 2009:

	Option Awards				
		Number of Securities Underlying Unexercised Options			
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($) (1)	Option Expiration Date (2)
Brian T. Crowley	04/01/2002	25,000	—	$14.40	04/01/2012
	08/29/2002	16,875	—	$ 2.88	08/29/2012
	08/29/2002	1,875	—	$ 2.88	08/29/2012
	07/24/2003	75,000	—	$ 4.00	07/24/2013
	09/21/2004	125,000	—	$ 2.32	09/21/2014
	03/23/2007	34,375	15,625	$ 4.34	03/23/2017(3)
	03/20/2008	19,688	25,312	$ 3.80	03/20/2018(3)
Scott C. Mahan	01/07/2004	37,500	—	$ 6.47	01/07/2014
	09/21/2004	62,500	—	$ 2.32	09/21/2014
	03/23/2007	24,063	10,937	$ 4.34	03/23/2017(3)
	03/20/2008	10,938	14,062	$ 3.80	03/20/2018(3)
Larry Stapleton	02/24/2005	25,000	—	$ 3.68	9/26/2010(4)
	03/31/2006	17,188	7,812	$ 2.94	9/26/2010(4)
	03/23/2007	10,938	14,062	$ 4.34	9/26/2010(4)
	03/20/2008	4,688	20,312	$ 3.80	9/26/2010(4)

(1) The option exercise price is set at the closing price of our common stock on the date of grant.

(2) All options outstanding expire ten years from the grant date.

(3) These options vest quarterly over four years from the grant date.

(4) These options vested quarterly over four years from the grant date. Vesting of these options will cease in June 2010 and they will expire in September 2010 in connection with the termination of Mr. Stapleton's employment in February 2010.

Employee Benefit Plans

Equity Compensation Plan Information

The following table presents certain information regarding the Company's common stock that may be issued upon the exercise of options and vesting of restricted stock units granted to employees, consultants or directors as of December 31, 2009:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,278,924(1)	$3.83	321,543

(1) Amount includes 107,454 restricted stock units granted and unvested as of December 31, 2009.

The Plan provides for an automatic annual increase in the number of shares reserved for issuance by an amount equal to the lesser of: (i) four percent of our outstanding shares at the end of the previous fiscal year, (ii) an amount determined by our Board of Directors, or (iii) 375,000 shares. In February 2010, the number of shares reserved for issuance under the Plan was increased by 375,000 per these terms.

Stock Option Plans

Under the terms of the Plan, we have granted options to purchase common stock to our officers, directors, employees and consultants. Under the terms of the Plan, we also have the ability to issue restricted stock and certain other equity-based compensation to our officers, directors, employees and consultants. We awarded restricted stock to our directors in 2009. We also awarded restricted stock units to certain employees in 2009.

401(k) Plan

We maintain a tax-qualified 401(k) employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are fully vested at all times. We intend the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or the Company to the 401(k) plan and income earned, if any, on plan contributions are not taxable to employees until withdrawn from the 401(k) plan, and so that we will be able to deduct our contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

In February 2009, all matching contributions by the Company in the 401(k) plan were suspended in response to overall economic conditions and a need for the Company to proactively manage expenses. This decision will be reviewed at a later date in 2010 if, and when, conditions in the overall economy and business improve. If conditions do improve, a decision will be made by the Chief Executive Officer and Board of Directors as to what, if any, contribution will be made.

STOCK OWNERSHIP

Security Ownership of Principal Shareholders, Directors and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2010 as to:

- Each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock;
- Each director and each nominee for director of the Company;
- Each of the named executive officers; and
- All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. For purposes of calculating the number of shares beneficially owned by a shareholder, director or executive officer and resulting percentage ownership, shares of common stock subject to options that are currently vested, and options and restricted stock units that are not currently vested but will become vested within 60 days of March 31, 2010, are deemed outstanding. These options and restricted stock units are listed below under the heading "Number of Shares Underlying Options and RSUs" and are not treated as outstanding for the purpose of computing the percentage ownership of common stock outstanding of any other person. This table is based on information supplied by officers, directors, principal shareholders and filings made with the SEC. Percentage ownership is based on 10,173,827 shares of common stock outstanding as of March 31, 2010.

Unless otherwise noted below, the address for each shareholder listed below is: c/o BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. Unless otherwise noted, each of the shareholders listed below has sole investment and voting power with respect to the common stock indicated, except to the extent shared by spouses under applicable law.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Number of Shares Underlying Options and RSUs	Percent of Common Stock Outstanding
5% Owners:			
Renaissance Technologies LLC (2) 800 Third Ave, 33rd Floor New York, NY 10022	604,475	—	5.9%
S Squared Technology, LLC (3) 515 Madison Avenue New York, NY 10022	998,900	—	8.1%
Directors and Executive Officers:			
Donald B. Bibeault (4)	285,438	100,305	2.8%
Elwood D. Howse, Jr. (4)	119,375	96,875	1.2%
Elliott H. Jurgensen, Jr. (5)	145,050	85,850	1.4%
Scot E. Land (4)	113,645	96,875	1.1%
William D. Savoy (4)	104,000	87,500	1.0%
Kendra A. VanderMeulen (4)	94,625	78,125	*
Brian T. Crowley	350,893	316,899	3.0%
Scott C. Mahan	172,478	143,864	1.7%
Larry C. Stapleton	101,564	76,564	*
All executive officers and directors as a group (6)	1,682,690	1,217,218	16.5%

* Less than 1%.

(1) Includes, in addition to other shares of common stock beneficially owned, restricted stock awards held, vested options and stock options and restricted stock units that will become vested within 60 days of March 31, 2010.

(2) Based on information reported on Schedule 13G dated February 12, 2010 filed by Renaissance Technologies, LLC.

(3) Based on information reported on Schedule 13G dated February 10, 2010, filed by S Squared Technology, LLC.

(4) Beneficial ownership includes 6,000 restricted stock awards, which are subject to forfeiture.

(5) Beneficial ownership includes 12,000 restricted stock awards, which are subject to forfeiture.

(6) Includes three executive officers in addition to the three named executive officers and six directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5. Executive officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2009, its executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities complied with all applicable Section 16 filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no transactions since January 1, 2008 or any proposed transactions as of the date of this proxy statement as to which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person has or will have a direct or indirect material interest, other than equity and other compensation, termination, and other arrangements, which are described above under "2009 Director Compensation" and "Executive Officer Compensation."

PROPOSAL TWO

RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Independent Auditors

The independent registered public accounting firm of Moss Adams LLP ("Moss Adams") has acted as the Company's auditor since May 2006 and has audited the Company's financial statements for the years ending December 31, 2009 and 2008. Moss Adams is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report on its audit. A representative of Moss Adams is expected to be present at the Annual Meeting, where he or she will have the opportunity to make a statement and to respond to appropriate questions.

The Audit Committee's Charter provides that it shall have the sole authority and responsibility to select, evaluate and, if necessary, replace the Company's independent registered public accounting firm. The Audit Committee has selected Moss Adams as the independent registered public accounting firm for the year ending December 31, 2010.

The Audit Committee pre-approves all audit and non-audit services performed by the Company's auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor's independence. Unless the Audit Committee provides general pre-approval of a service to be provided by the auditor and the related fees, the service and fees must receive specific pre-approval from the Audit Committee.

The Company is asking the shareholders to ratify the appointment of Moss Adams as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2010. While the Audit Committee will consider the outcome of the shareholder vote, it is not binding. If the shareholders do not ratify this appointment, the Audit Committee will, at its discretion, determine whether to continue with Moss Adams or recommend and appoint a different independent registered public accounting firm.

Audit Fees

Moss Adams billed the Company for audit fees of $232,500 and $224,000 during the years ended December 31, 2009 and 2008, respectively. These audit fees related to professional services rendered in connection with the audit of the Company's annual consolidated financial statements, the reviews of the consolidated financial statements included in each of the Company's quarterly reports on Form 10-Q and accounting services that relate to the audited consolidated financial statements and are necessary to comply with generally accepted auditing standards.

Audit-Related Fees

Moss Adams billed the Company for audit-related fees of $48,200 for fiscal year 2009. These fees primarily consisted of audit fees associated with our Test Quest, Inc. asset acquisition. There were no fees billed for fiscal year 2008 for assurance and related services by Moss Adams that were reasonably related to the performance of its audit of our financial statements and not reported under the caption "Audit Fees."

Tax Fees

There were no fees billed for fiscal years 2009 or 2008 for tax compliance, tax advice or tax planning services rendered to the Company by Moss Adams.

All Other Fees

There were no fees billed for fiscal years 2009 or 2008 for other services rendered to the Company by Moss Adams.

Audit Committee Report

In connection with the financial statements for the fiscal year ended December 31, 2009, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;
- Discussed with the Company's independent accountant, Moss Adams LLP, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based upon these reviews and discussions, the Audit Committee approved the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee:

Elwood D. Howse, Jr., Chair
Elliott H. Jurgensen, Jr.
Scot E. Land

Vote Required

The ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm requires that the votes cast in favor of the proposal exceed the votes cast against the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

OTHER MATTERS

Shareholder Communications with the Board of Directors and Board Attendance at Annual Shareholder Meetings

Our shareholders may, at any time, communicate in writing with any member or group of members of the Board of Directors by sending such written communication to the attention of the Secretary of the Company by regular mail to our principal executive offices, email to investorrelations@bsquare.com or facsimile at 425-519-5998. Copies of written communications received by the Secretary of the Company will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Secretary of the Company, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or our business, or communications that relate to improper or irrelevant topics.

The Chairperson of the Board of Directors is expected to make all reasonable effort to attend the Company's annual shareholder meeting in person. If the Chairperson is unable to attend an annual shareholder meeting for any reason, at least one other member of the Board of Directors is expected to attend in person. Other members of the Board of Directors are expected to attend the Company's annual shareholder meeting in person if reasonably possible. Messrs. Crowley, Howse, Jurgensen, and Land, and Ms. VanderMeulen attended the 2009 Annual Meeting of Shareholders.

Transaction of Other Business

The Board of Directors of the Company knows of no other matters to be submitted at the Annual Meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

Annual Report to Shareholders and Form 10-K

Our Annual Report to Shareholders for the year ended December 31, 2009 (which is not a part of our proxy solicitation materials) is being mailed to our shareholders with this proxy statement. A copy of our Annual Report on Form 10-K for the year ended December 31, 2009, without exhibits, is included with the Annual Report to Shareholders.

By Order of the Board of Directors

/s/ SCOTT C. MAHAN

Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary and Treasurer

Bellevue, Washington
May 4, 2010

DIRECTORS, OFFICERS AND CORPORATE INFORMATION

DIRECTORS

Donald B. Bibeault
President,
Bibeault & Associates

Brian T. Crowley
President, Chief Executive Officer
Director

Elwood D. Howse, Jr.
Former President,
Cable & Howse, LLC

Elliott H. Jurgensen, Jr.
Chairman of the Board
Retired Partner, KPMG LLP

Scot E. Land
Executive Vice President,
Veratect Corporation

William D. Savoy
Former President,
Vulcan, Inc.

Kendra A. VanderMeuten
President,
Seattle Christian Foundation

EXECUTIVE OFFICERS

Brian T. Crowley
President, Chief Executive Officer

Carey E. Butler
Vice President,
Professional Engineering Services

Rajesh Khera
Vice President,
Products

Scott C. Mahan
Vice President, Finance & Operations,
Chief Financial Officer, Secretary,
Treasurer

Mark E. McMillan
Vice President,
Worldwide Sales and Marketing

GLOBAL OFFICE LOCATIONS

HEADQUARTERS:
110 110th Avenue NE, Suite 200
Bellevue, WA 98004
Tel: (425) 519-5900
Fax: (425) 519-5999
www.bsquare.com

Taipei, Taiwan
18F-B, No. 89
Songren Rd., Xinyl District
Taipei City 110
Taiwan, R.O.C.
Tel: +886-2-8780-9100
Fax: +886-2-8780-8600

CORPORATE COUNSEL

Summit Law Group PLLC
Seattle, Washington

INDEPENDENT AUDITORS

Moss Adams LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
(800) 522-6645

ANNUAL MEETING

The annual meeting of shareholders will be held on Tuesday, June 22, 2010, at 10:00 a.m. local time at BSQUARE Corporation Headquarters, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004.

FORM 10-K

BSQUARE files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from BSQUARE without charge upon request. Requests should be sent to investorrelations@bsquare.com

STOCK EXCHANGE LISTING

Our common stock is traded on the Nasdaq Global Market under the symbol "BSQR".

DIVIDENDS

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

This annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made, and except as required by law, we undertake no obligation to update any forward-looking statement.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-000648
© 1996 Forest Stewardship Council
FSC

bSQUARE

110 110th Avenue NE, Suite 200
Bellevue, WA 98004
425-519-5900
www.bsquare.com